ROGERS COMMUNICATIONS REPORTS THIRD QUARTER 2013 RESULTS

Revenue Grew 2% to $3.2 Billion with Adjusted Operating Profit up 4%;

Wireless Adjusted Operating Profit Margin Expanded and Customer Base Grew with 64,000 Wireless

Postpaid Net Subscriber Additions While Postpaid Churn Declines to 1.23%;

Cable Revenue and Adjusted Operating Profit Margin Both Grew Reflecting Continued Internet and

Cable Telephony Growth;

Business Solutions and Media Delivered Accelerating Growth in Revenue and Adjusted Operating Profit;

Consolidated Pre-tax Cash Flow Grew 5% and Adjusted Diluted Earnings Per Share Up 1%

Reflecting Top Line Growth and Continued Efficiency Improvements

TORONTO (October 24, 2013) – Rogers Communications Inc., a leading diversified Canadian communications and media company, today announced its unaudited consolidated financial and operating results for the third quarter ended September 30, 2013, prepared in accordance with International Financial Reporting Standards (“IFRS”).

Financial Highlights from Continuing Operations

(In millions of dollars, except per share amounts)	Three months ended September 30			Nine months ended September 30
	2013	2012	% Chg	2013	2012	% Chg
Operating revenue	$ 3,224	$ 3,176	2	$ 9,463	$ 9,225	3
As adjusted [1] :
Operating profit [1]	1,341	1,288	4	3,826	3,658	5
Net income [1]	501	495	1	1,412	1,333	6
Diluted earnings per share [1]	0.97	0.96	1	2.73	2.55	7
Pre-tax free cash flow [1]	620	589	5	1,765	1,733	2
Operating income	819	818	-	2,309	2,190	5
Net income	464	466	-	1,349	1,203	12
Diluted earnings per share	0.90	0.90	-	2.60	2.30	13
Cash provided by operating activities	1,052	1,146	(8)	2,918	2,753	6

[1]	For details on the determination of the ‘adjusted’ amounts and pre-tax free cash flow, which are non-GAAP measures, see the section “Non-GAAP Measures”. The items do not have any standardized meaning under IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

“During the third quarter, we delivered both revenue and adjusted operating profit growth with strong data growth across our leading wireless and broadband cable platforms,” said Nadir Mohamed, President & Chief Executive Officer of Rogers Communications Inc. “We also delivered strong and expanding margins at our Wireless and Cable segments as well as accelerated growth at our Business Solutions and Media segments. And we made significant investments in our networks, Media brands and service infrastructure while delivering even greater value to our customers. While there has been a continued level of heightened regulatory activity in the Canadian telecom sector, our core focus remains steadfastly upon delivering the most innovative products, greater value and reliable service to our customers.”

Rogers Communications Inc.	1	Third Quarter 2013

Quarterly Highlights

Revenue increased

•

Consolidated revenue growth of 2% reflected 4% revenue growth in Cable, 8% in Business Solutions and 12% in Media compared to the same quarter last year, partly offset by a 2% decline in Wireless revenue. The decline in Wireless mainly represents a 1% decline in network revenue related to the introduction of lower priced roaming plans and pricing changes over the past year. Excluding the decline in roaming revenue this quarter compared to the third quarter of the previous year, Wireless network revenue would have increased 1% compared to the third quarter of last year. The modest slowing of cable revenue growth reflects the basic competitive subscriber losses offset by continued growth in Internet and home phone.

•

Wireless data revenue grew by 15% from last year and now represents 48% of Wireless network revenue. Wireless activated and upgraded 574,000 smartphones, of which approximately 38% were new subscribers. Customers with smartphones now represent 73% of Wireless postpaid subscribers.

Continued gains in cost efficiency drove strong margins

•

Consolidated adjusted operating profit increased by 4% compared to the same quarter last year, due largely to cost efficiencies, with a 4% increase in Wireless, 5% increase in Cable, 32% increase in Business Solutions, and 10% increase in Media.

•

The improvement in consolidated adjusted operating profit margin of 41.6% was driven by strong adjusted operating profit margins of 50.7% at Wireless and 48.7% at Cable. Adjusted net income and adjusted diluted earnings per share of $0.97 both increased 1% from the same quarter last year.

•

Consolidated operating income, net income and diluted earnings per share were consistent with the same quarter last year, driven by increases in restructuring, acquisition and other expenses and depreciation and amortization, offset by a reduction in stock-based compensation expense.

Continued to enhance our leading networks to monetize rapid data growth

•	Rogers was named both the fastest broadband Internet service provider and the fastest wireless network in Canada by PCMag.com, a leading U.S. based technology website.

•

Pivot Data Centres and Granite Networks acquisitions were announced late in the quarter. These two acquisitions, combined with Blackiron acquired earlier this year, further positions Business Solutions as a leader in Canadian data centre and hosting services and will enhance Business Solutions’ ability to serve customers in key markets with enhanced managed and cloud service offerings.

Continued to enrich the customer experience

•

Rogers loyalty credit card received regulatory approval to launch and augments our previously announced Rogers First Rewards loyalty program that allows customers to earn points on their eligible purchases and redeem them for a wide selection of Rogers’ products and services. Rogers’ customers will be able to participate in the credit card program enabling them to accelerate the rate at which they earn loyalty reward points.

•

Share Everything, Canada’s first complete wireless share plans, were launched allowing individuals, families and small businesses to share wireless data, unlimited nationwide talk and text, call display and voicemail across up to 10 wireless devices.

•

Connected Car M2M agreement with Sprint was announced to bring the first comprehensive in-car infotainment solution to the Canadian market. Vehicles that use the Sprint Velocity solution will have access to a seamless, connected experience on the road, including infotainment, navigation, climate control, security, emergency services and vehicle diagnostics that are all available with a convenient in-dash touch screen connected to Rogers’ advanced wireless networks.

•

LTE U.S. wireless roaming was launched with AT&T, making Rogers the first Canadian carrier to offer LTE roaming for customers travelling to the U.S. Rogers is also the only Canadian carrier to have launched LTE roaming in Switzerland, Hong Kong and South Korea.

Rogers Communications Inc.	2	Third Quarter 2013

•

Launched a hybrid wireless home and small business phone solution that operates on our national wireless network. The service is available in regions outside Rogers’ cable territories and offers a traditional home or office phone service without the need for a landline or Internet connection.

•

Next generation superior TV experience was unveiled with NextBox 3.0 giving viewers unprecedented access to record up to eight HD programs at one time and store up to 240 hours of HD content. The NextBox 3.0 experience includes whole home PVR capability and becomes a wireless TV experience allowing viewers to navigate their cable guide, use a virtual remote, set PVR recordings and live stream channels all from a tablet or smartphone.

•

Rogers Smart Home Monitoring, our innovative home security and automation system, was expanded to include residents of New Brunswick and Newfoundland. Rogers Smart Home Monitoring allows customers to easily control and automate their home security, lights, cameras, thermostats and appliances and to monitor for water leaks and carbon monoxide levels, all remotely through their smartphone, tablet or computer.

Media accelerates digital content and enhances The Shopping Channel

•

Next Issue Canada, an innovative, all-you-can-read subscription digital magazine service that provides consumers with exclusive and unlimited access to a catalogue of more than 100 premium Canadian and U.S. titles, was launched by Rogers Media. Next Issue Canada will deliver access to our leading brands alongside many of the most popular U.S. magazines titles.

•

The Shopping Channel launched a brighter, easier, and more engaging multi-channel retail experience and a refreshed on-air and online look, an all-new mobile app, special-themed programming and improved shipping. The leading interactive and only Canadian multi-channel retailer is also adding on-air social media engagement, new leading brands and more celebrity guest appearances.

Balance sheet and available liquidity remained strong

•

Generated $620 million of consolidated quarterly pre-tax free cash flow, defined as adjusted operating profit less property, plant and equipment expenditures and interest on long-term debt (net of capitalization). This was an increase of 5% over the same quarter last year, and reflects growth of adjusted operating profit partly offset by a modestly increased level of expenditures on property, plant and equipment. Cash provided by operating activities was 8% lower than the same quarter last year mainly because of an increase in cash income taxes.

•

Ended the third quarter with an aggregate of $3.1 billion of available liquidity, comprised of $844 million cash on hand, $2.0 billion available under our bank credit facility and $250 million available under our $900 million accounts receivable securitization program.

•

Subsequent to the quarter end, on October 2, 2013 we issued U.S.$1.5 billion of senior unsecured notes, consisting of U.S.$850 million of 4.10% Senior Notes due 2023 and U.S.$650 million of 5.45% Senior Notes due 2043, both of which have been fully hedged against fluctuations in foreign exchange rates, further supplementing our liquidity.

Announcement of newly appointed CEO

•

Guy Laurence was announced as Rogers’ President and Chief Executive Officer, effective in December 2013, succeeding Nadir Mohamed who announced his plan earlier this year to retire from Rogers. Mr. Laurence is a seasoned executive who brings 30 years of global experience in the telecommunications and media industries.

About non-GAAP measures

This earnings release contains non-GAAP measures such as adjusted operating profit, adjusted net income, adjusted basic and diluted earnings per share, pre-tax free cash flow and after-tax free cash flow. These non-GAAP measures should not be considered as a substitute or alternative for GAAP measures. See the section “Non-GAAP Measures” in the Third Quarter 2013 MD&A for a reconciliation of these measures, which do not have any standardized meaning under IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

Rogers Communications Inc.	3	Third Quarter 2013

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) contains important information about our business and our performance in the third quarter of 2013.

This MD&A should read in conjunction with our Third Quarter 2013 Unaudited Interim Condensed Consolidated Financial Statements and Notes thereto, our 2012 annual MD&A and our 2012 Audited Annual Consolidated Financial Statements and Notes thereto, and our other recent filings with Canadian and U.S. securities regulatory authorities, which are available on SEDAR at sedar.com or EDGAR at sec.gov.

The financial information presented is in accordance with IFRS for interim financial statements and all amounts are in Canadian dollars unless otherwise stated. Information is current as of October 23, 2013 and was reviewed by the Audit Committee of our Board of Directors. As this MD&A includes forward-looking statements and assumptions, readers should carefully review the section of this MD&A entitled “About Forward-Looking Information”.

We, us, our, Rogers, Rogers Communications and the Company refer to Rogers Communications Inc. and our subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including our subsidiaries. RCI holds a 37.5% interest in Maple Leaf Sports & Entertainment Ltd. (“MLSE”) among other investments.

Four business segments

We report our results of operations in four segments:

Wireless	Wireless telecommunications operations
Cable	Cable telecommunications operations, including cable television, Internet and cable telephony
Business Solutions

Network connectivity through our fibre network assets to support a range of voice, data, networking, data centre and cloud-based services for Canadian businesses and governments, and offerings on a wholesale basis to other telecommunications providers

Media	A portfolio of media properties, including radio and television broadcasting, digital media, televised shopping, publishing and sports entertainment

Wireless, Cable and Business Solutions are carried out through Rogers Communications Partnership, our wholly owned subsidiary. Media is carried out by our wholly owned subsidiary Rogers Media Inc. and its subsidiaries.

Where to find it

Consolidated Financial Results	5	Critical Accounting Policies and Estimates	26
Results of our Business Segments	8	Key Performance Indicators	27
Consolidated Net Income Analysis	15	Additional GAAP Measures	27
Managing our Liquidity and Financial Resources	18	Non-GAAP Measures	27
Financial Condition	20	Other Information	30
Financial Risk Management	20	About Forward-Looking Information	32
Regulatory Developments	23	About Rogers Communications Inc.	33
Update to Risks and Uncertainties	25	Quarterly Investment Community Teleconference	33
		For More Information	33

Rogers Communications Inc.	4	Third Quarter 2013

Consolidated Financial Results

	Three months ended September 30			Nine months ended September 30
(In millions of dollars, except per share amounts)	2013	2012	% Chg	2013	2012	% Chg
Operating revenue
Wireless	$ 1,846	$ 1,889	(2)	$ 5,419	$ 5,360	1
Cable	873	838	4	2,604	2,506	4
Business Solutions	93	86	8	276	263	5
Media	440	392	12	1,251	1,186	5
Corporate items and intercompany eliminations	(28)	(29)	(3)	(87)	(90)	(3)
Operating revenue	3,224	3,176	2	9,463	9,225	3
Adjusted operating profit
Wireless	875	843	4	2,461	2,376	4
Cable	425	403	5	1,285	1,184	9
Business Solutions	29	22	32	77	62	24
Media	55	50	10	112	115	(3)
Corporate items and intercompany eliminations	(43)	(30)	(43)	(109)	(79)	(38)
Adjusted operating profit[1]	1,341	1,288	4	3,826	3,658	5
Operating income	819	818	-	2,309	2,190	5
Net income from continuing operations	464	466	-	1,349	1,203	12
Diluted earnings per share - continuing operations	0.90	0.90	-	2.60	2.30	13
Net income	464	466	-	1,349	1,171	15
Diluted earnings per share	0.90	0.90	-	2.60	2.24	16
Adjusted net income[1]	501	495	1	1,412	1,333	6
Adjusted diluted earnings per share[1]	0.97	0.96	1	2.73	2.55	7

Additions to property, plant and equipment	$ 548	$ 528	4	$ 1,537	$ 1,435	7
Pre-tax free cash flow[1]	620	589	5	1,765	1,733	2
After-tax free cash flow[1]	506	561	(10)	1,439	1,610	(11)
Cash provided by operating activities	1,052	1,146	(8)	2,918	2,753	6

1 Adjusted operating profit, adjusted net income, adjusted diluted earnings per share, pre-tax free cash flow and after-tax free cash flow are non-GAAP measures and should not be considered as a substitute or alternative for GAAP measures, in each case determined in accordance with IFRS. See the section “Non-GAAP Measures” for a reconciliation of these measures, which do not have any standardized meaning under IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

Rogers Communications Inc.	5	Third Quarter 2013

Key Changes in Financial Results from 2012

(In millions of dollars)	Three months ended September 30	Nine months ended September 30	see page
Operating revenue changes - higher (lower):
Network revenue – Wireless	$ (18)	$ 71	8
Equipment sales – Wireless	(25)	(12)	8
Cable	35	98	10
Business Solutions	7	13	12
Media	48	65	13
Corporate items and intercompany eliminations	1	3
Higher operating revenue compared to 2012	48	238
Adjusted operating profit changes - higher (lower):
Wireless	32	85	8
Cable	22	101	10
Business Solutions	7	15	12
Media	5	(3)	13
Corporate items and intercompany eliminations	(13)	(30)
Higher adjusted operating profit[1] compared to 2012	53	168
Lower (higher) stock-based compensation expense	19	(46)	15
(Higher) lower restructuring, acquisition and other expenses	(31)	21	15
Higher depreciation and amortization	(40)	(24)	15
Higher operating income compared to 2012	1	119
Higher finance costs	(11)	(58)	16
Gain on sale of interest in TVtropolis	-	47	16
Lower income taxes	5	27	16
Other	3	11
Change in net income from continuing operations from 2012	(2)	146	15
Loss from discontinued operations in 2012	-	32
Change in net income compared to 2012	(2)	178	15

[1]	As defined. See the section “Non-GAAP Measures”.

Operating revenue

Wireless network revenue was lower this quarter compared to the same period last year mainly because of the recent introduction of lower priced roaming plans, pricing changes made over the past year and heightened competition in wireless voice services, partially offset by higher adoption and usage of wireless data services. Year to date network revenue increased because growth in data services outpaced voice service declines.

Cable operating revenue was higher this quarter and year to date compared to the same periods last year, mainly because of Internet and cable phone growth, partially offset by a decline in television revenue.

Media operating revenue was higher this quarter and year to date compared to the same periods last year, mainly because of revenue growth at Sportsnet, higher attendance at Toronto Blue Jays games and higher sales at The Shopping Channel.

Adjusted operating profit

Wireless adjusted operating profit was higher this quarter and year to date compared to the same periods last year, mainly because of the changes in revenue described above and cost management and productivity initiatives we are implementing across various segments, as well as a lower cost of equipment sales.

Cable adjusted operating profit was higher this quarter and year to date compared to the same periods last year because of the continued shift in our product mix towards higher margin Internet and phone products.

Media’s adjusted operating profit was higher this quarter and slightly lower year to date compared to the same periods last year. The increase in operating revenue was offset by higher player salaries at the Toronto Blue Jays, additional operating costs following the acquisition of theScore and higher merchandise spending at The Shopping Channel. The increase year to date also reflects increased programming spending at Sportsnet because more NHL games were aired in the first two quarters of the year due to the NHL lockout in the 2012/2013 season.

Rogers Communications Inc.	6	Third Quarter 2013

Operating income and net income

Operating income and net income this quarter were consistent with the same quarter last year because the increase in adjusted operating profit was offset by higher restructuring, acquisition and other expenses and higher depreciation and amortization. The increase in net income year to date was for the same reasons as well as a $47 million gain on sale of our interest in TVtropolis.

Financial Guidance

We are revising the guidance range provided earlier in the year for full year 2013 cash income tax payments to approximately $500 million, down from the range of $650 million to $700 million previously provided. This $150 to $200 million improvement reflects the results of a number of tax planning initiatives.

We have no changes to the 2013 annual consolidated guidance ranges for adjusted operating profit, additions to property, plant and equipment or pre-tax free cash flow that we provided with our 2012 Annual MD&A report. See the section “About Forward-Looking Information” and the section “Caution Regarding Forward-Looking Statements, Risks and Assumptions” in our 2012 Annual MD&A.

Rogers Communications Inc.	7	Third Quarter 2013

Results of our Business Segments

WIRELESS

Financial results
	Three months ended September 30			Nine months ended September 30
(In millions of dollars, except margin)	2013	2012	% Chg	2013	2012	% Chg

Operating revenue
Network revenue	$ 1,726	$ 1,744	(1)	$ 5,079	$ 5,008	1
Equipment sales	120	145	(17)	340	352	(3)
Total operating revenue – Wireless	1,846	1,889	(2)	5,419	5,360	1
Operating expenses
Cost of equipment[1]	(321)	(379)	(15)	(1,048)	(1,027)	2
Other operating expenses	(650)	(667)	(3)	(1,910)	(1,957)	(2)
	(971)	(1,046)	(7)	(2,958)	(2,984)	(1)
Adjusted operating profit – Wireless	$ 875	$ 843	4	$ 2,461	$ 2,376	4
Adjusted operating profit margin as % of network revenue	50.7%	48.3%		48.5%	47.4%
Additions to property, plant and equipment	$ 192	$ 299	(36)	$ 622	$ 737	(16)
Data revenue included in network revenue	$ 824	$ 719	15	$ 2,350	$ 1,995	18
Data revenue as a % of network revenue	48%	41%		46%	40%
[1]Includes the cost of equipment sales and direct channel subsidies. Subscriber results[1]
(Subscriber statistics in thousands,	Three months ended September 30			Nine months ended September 30
except ARPU and churn)	2013	2012	Chg	2013	2012	Chg
Postpaid
Gross additions	359	386	(27)	1,052	1,070	(18)
Net additions	64	76	(12)	194	210	(16)
Total postpaid subscribers	8,040	7,788	252	8,040	7,788	252
Monthly churn	1.23%	1.34%	(0.11) pts	1.21%	1.25%	(0.04) pts
Monthly average revenue per user (“ARPU”)[2]	$ 68.77	$ 71.50	$ (2.73)	$ 68.22	$ 69.13	$ (0.91)
Prepaid
Gross additions	161	186	(25)	405	496	(91)
Net additions (losses)	16	1	15	(133)	(117)	(16)
Total prepaid subscribers	1,458	1,644	(186)	1,458	1,644	(186)
Monthly churn	3.33%	3.77%	(0.44) pts	3.99%	4.05%	(0.06) pts
ARPU[2]	$ 16.84	$ 16.73	$ 0.11	$ 15.70	$ 15.83	$ (0.13)
Blended ARPU[2]	$ 60.81	$ 61.92	$ (1.11)	$ 59.91	$ 59.55	$ 0.36
Data ARPU	29.03	25.53	3.50	27.72	23.72	4.00
Voice ARPU	31.78	36.39	(4.61)	32.19	35.83	(3.64)

1Does not include subscribers from our wireless home phone product.

2ARPU is a key performance indicator. See the section “Key Performance Indicators”.

Slightly lower wireless revenue this quarter due to new lower priced roaming plans

Network revenue was down slightly this quarter compared to last year. This was the net effect of:

•	industry leadership to new lower priced U.S. and international roaming plans which offer consumers more value
•

the introduction of simplified share everything price plans reduced voice feature revenue but we believe this contributed to a reduction of 11 basis points in quarterly churn levels compared to last year

•	higher data revenue related to an increase in subscriber levels and higher usage of wireless data services.

Excluding the decline in roaming revenue this quarter compared to the same period last year, network revenue would have increased 1% and data revenue would have increased 22%.

Rogers Communications Inc.	8	Third Quarter 2013

Network revenue was slightly higher year to date compared to last year as a net result of:

•	a higher postpaid subscriber base
•	higher adoption and usage of wireless data services.

Wireless data revenue was higher this quarter and year to date compared to last year mainly because of the continued penetration and growing use of smartphones, tablet devices and wireless laptops, which increased the use of e-mail, wireless, Internet access, text messaging, data roaming, and other wireless data services. Wireless data revenue represented approximately 48% of total network revenue this quarter, compared to approximately 41% in the same period last year.

Gross postpaid subscriber additions were 359,000 this quarter, 7% lower than the same period last year. Net postpaid subscriber additions were 64,000 this quarter, 16% lower than in 2012. We believe that the industry transition from three year to two year plans may have slowed overall wireless growth during this quarter.

We activated and upgraded approximately 574,000 smartphones this quarter, compared to approximately 707,000 in the same period last year. The decrease was mainly the result of a 24% reduction in hardware upgrades by existing customers during the quarter. The percentage of subscribers with smartphones increased to 73% of the total postpaid subscriber base at September 30, 2013, compared to 65% last year. Smartphone subscribers typically generate significantly higher ARPU, are less likely to churn and more likely to commit to term contracts than non-smartphone subscribers.

Blended ARPU decreased slightly this quarter compared to the same period last year. Excluding the decline in roaming, blended ARPU would have increased 0.4% this quarter compared to the same period last year.

The slower growth in wireless data revenue from the second quarter of 2013 reflects the combined effect of:

•	new lower-priced U.S. and international data roaming plans introduced midway through the second quarter
•	heightened promotions during the second quarter that offered introductory months of free service.

The accelerated decline in the voice component of revenue and ARPU from last quarter primarily reflects the further penetration of simplified share everything plans which bundle in certain voice features such as voice mail and caller ID that prior to the first quarter of 2013 were charged on an individual basis.

Lower equipment sales

Revenue from equipment sales is lower this quarter and year to date, mainly the result of fewer hardware upgrades by existing subscribers and a reduction in the number of gross activations. This was offset by the trend of increased revenue due to the shift in the mix of smartphones activated to higher priced devices.

Lower operating expenses

The cost of equipment sales was 15% lower this quarter and 2% higher year to date compared to the same period last year. The decrease for the quarter was because fewer existing customers upgraded hardware during the quarter versus the prior year. The year to date increase of 2% reflects the higher cost per unit of smartphones versus last year.

Total customer retention spending (including subsidies on handset upgrades) was $192 million this quarter compared to $214 million in the same period last year. The reduction was mainly the result of fewer hardware upgrades by existing subscribers. It was also the result of improvements we implemented in our handset upgrade processes earlier in the year and the device price changes following the recent shift to two year contracts. Year to date retention spending increased to $647 million compared to $622 million last year mainly due to a shift in the mix of smartphones activated to higher value devices.

Other operating expenses (excluding retention spending) were down by 3% this quarter and year to date, due to a continued focus on cost productivity initiatives we are implementing across various functions.

Higher adjusted operating profit

Adjusted operating profit was 4% higher this quarter and year to date compared to the same periods last year. The increase for the quarter reflects the net impact of continued growth of wireless data, lower volumes of hardware sales and upgrades, and our improvements in cost management and efficiency improvements. The increase year to date reflects higher network revenue and our improvements in cost management and efficiency.

Rogers Communications Inc.	9	Third Quarter 2013

CABLE

Financial results
	Three months ended September 30			Nine months ended September 30
(In millions of dollars, except margin)	2013[1]	2012	% Chg	2013[1]	2012	% Chg
Operating revenue
Television	$ 452	$ 466	(3)	$ 1,367	$ 1,406	(3)
Internet	294	249	18	858	735	17
Phone	125	119	5	373	355	5
Service revenue	871	834	4	2,598	2,496	4
Equipment sales	2	4	(50)	6	10	(40)
Total operating revenue - Cable	873	838	4	2,604	2,506	4
Operating expenses
Cost of equipment	(2)	(5)	(60)	(4)	(14)	(71)
Other operating expenses	(446)	(430)	4	(1,315)	(1,308)	1
	(448)	(435)	3	(1,319)	(1,322)	-
Adjusted operating profit - Cable	$ 425	$ 403	5	$ 1,285	$ 1,184	9
Adjusted operating profit margin	48.7%	48.1%		49.3%	47.2%
Additions to property, plant and equipment	$ 299	$ 186	61	$ 747	$ 573	30
[1]Results of operations include Mountain Cable’s operating results as of May 1, 2013 (the date of acquisition).
Subscriber results
	Three months ended September 30			Nine months ended September 30
(Subscriber statistics in thousands)	2013	2012	Chg	2013	2012	Chg
Cable homes passed[1]	3,956	3,799	157	3,956	3,799	157
Television
Net losses	(39)	(16)	(23)	(99)	(58)	(41)
Total television subscribers[1]	2,155	2,239	(84)	2,155	2,239	(84)
Internet
Net additions	18	29	(11)	50	51	(1)
Total Internet subscribers[1]	1,948	1,844	104	1,948	1,844	104
Phone
Net additions	3	4	(1)	37	13	24
Total phone subscribers[1]	1,148	1,065	83	1,148	1,065	83
Total service units[1,2]
Net additions (losses)	(18)	17	(35)	(12)	6	(18)
Total service units	5,251	5,148	103	5,251	5,148	103

1On May 1, 2013, we acquired 40,000 television subscribers, 38,000 digital cable households, 34,000 cable high-speed Internet subscribers and 37,000 cable telephony lines from our acquisition of Mountain Cable. These subscribers are not included in net additions, but do appear in the ending total balance for September 30, 2013. The acquisition also increased homes passed by 59,000.

2Includes television, Internet and phone subscribers.

Revenue and subscribers

Overall cable revenue grew at a steady 4% rate this quarter compared to the same period last year, the net result of:

•	continued growth in subscribers for our Internet and phone products
•	greater penetration of the small business market
•	partially offset by television subscriber losses.

Television revenue lower

Revenue from television was down 3% this quarter and year to date compared to the same periods last year, the net result of:

•	the year-over-year decline in television subscribers
•	the impact of promotional and retention pricing activity associated with heightened competition
•	partially offset by pricing increases during the year.

Rogers Communications Inc.	10	Third Quarter 2013

The digital cable subscriber base represented 83% of our total television subscriber base at the end of the quarter, compared to 79% at September 30, 2012. We believe that the larger selection of digital content, video on-demand, HDTV and PVR equipment continues to contribute to the increasing penetration of the digital subscriber base as a percentage of our total television subscriber base.

Internet revenue and subscribers higher

Internet revenue was 18% higher this quarter and 17% higher year to date compared to the same periods last year. This was the net result of:

•	a larger Internet subscriber base
•	general movement to higher end speed and usage tiers
•	an increase in Internet service pricing.

Our Internet customer base is now 1.9 million subscribers, and Internet penetration is approximately:

•	90% of our television subscribers, compared to 82% for 2012
•	49% of the homes passed by our cable network; unchanged from the third quarter last year.

Phone revenue and subscribers higher

Phone revenue was 5% higher this quarter and year to date compared to the same periods last year, the net result of:

•	higher phone customer base and pricing
•	partially offset by higher promotional pricing activity.

Phone lines in service grew 8% from the third quarter last year and represent:

•	53% of our television subscribers, compared to 48% last year.
•	29% of the homes passed by our cable network, compared to 28% last year

Operating expenses up this quarter and relatively flat year to date

Operating expenses increased 3% this quarter and were unchanged year to date compared to the same periods last year.

The increase this quarter related to higher investments in customer care and network.

Higher adjusted operating profit

Adjusted operating profit was 5% higher this quarter and 9% higher year to date compared to the same periods last year, mainly resulting from higher service revenue, investments in certain areas and our improvements in efficiency. The increase in the adjusted operating profit margin reflects a continued shift in product mix to the higher margin Internet and phone products.

Excluding the Mountain Cable acquisition that closed in the second quarter of 2013:

•	revenue would have been 2% higher this quarter and 3% higher year to date
•	adjusted operating profit would have been 3% higher this quarter and 7% higher year to date compared to the same periods last year.

Rogers Communications Inc.	11	Third Quarter 2013

BUSINESS SOLUTIONS

Financial results
	Three months ended September 30			Nine months ended September 30
(In millions of dollars, except margin)	2013[1]	2012	% Chg	2013[1]	2012	% Chg
Operating revenue
Next generation	$ 54	$ 41	32	$ 150	$ 119	26
Legacy	38	44	(14)	115	140	(18)
Service revenue	92	85	8	265	259	2
Equipment sales	1	1	-	11	4	175
Total operating revenue - Business Solutions	93	86	8	276	263	5
Operating expenses	(64)	(64)	-	(199)	(201)	(1)
Adjusted operating profit - Business Solutions	$ 29	$ 22	32	$ 77	$ 62	24
Adjusted operating profit margin	31.2%	25.6%		27.9%	23.6%
Additions to property, plant, and equipment	$ 20	$ 15	33	$ 66	$ 45	47

1 Results of operations include Blackiron’s operating results as of April 17, 2013 (the date of acquisition).

Higher operating revenue

Operating revenue increased 8% this quarter and 5% year to date compared to the same periods last year, the net result of:

•	higher revenue from next generation services, which grew by 32% this quarter (26% year to date) largely due to the acquisition of Blackiron during the second quarter of this year
•	a non-recurring sale of equipment in the first quarter of this year
•	partially offset by lower revenue from legacy services.

Business Solutions is focusing mainly on IP-based services, and increasingly on leveraging higher margin on-net and near-net next generation service revenue opportunities, using existing network facilities to expand offerings to the medium and large sized enterprise, public sector and carrier markets. Next generation services represent 59% of total service revenue. Revenue from the lower margin off-net legacy business generally includes local and long-distance voice services and legacy data services which often use facilities that are leased rather than owned.

Operating expenses

Operating expenses were unchanged this quarter and 1% lower year to date compared to the same periods last year because:

•	legacy service-related costs were down because volumes were lower
•	ongoing initiatives improved costs and productivity.

Business Solutions continued to focus on implementing a program of cost reduction and efficiency improvement initiatives to control the overall growth in operating expenses and to increase adjusted operating profit margin.

Higher adjusted operating profit

Adjusted operating profit was 32% higher this quarter and 24% higher year to date compared to the same periods last year, resulting from growth in higher margin next generation business, coupled with cost efficiencies. This increased the adjusted operating profit margin to 31.2% this quarter from 25.6% in the same period last year, and to 27.9% year to date from 23.6% in the same period last year.

Excluding the Blackiron acquisition that closed in the second quarter of 2013:

•	operating revenue would have been 3% lower this quarter and 2% lower year to date compared to same periods last year
•	adjusted operating profit would have been 25% higher this quarter and 19% higher year to date compared to the same periods last year.

Acquisitions

We acquired Pivot Data Centres on October 1, 2013 for $155 million (after the end of the third quarter), and Granite Networks on September 19, 2013 for $6 million. These two acquisitions, combined with our acquisition of Blackiron earlier this year, positions Business Solutions as a Canadian leader in data centre and hosting services.

Rogers Communications Inc.	12	Third Quarter 2013

MEDIA

Financial results
	Three months ended September 30			Nine months ended September 30
(In millions of dollars, except margin)	2013[1]	2012	% Chg	2013[1]	2012	% Chg

Operating revenue – Media	$ 440	$ 392	12	$ 1,251	$ 1,186	5
Operating expenses	(385)	(342)	13	(1,139)	(1,071)	6
Adjusted operating profit – Media	$ 55	$ 50	10	$ 112	$ 115	(3)
Adjusted operating profit margin	12.5%	12.8%		9.0%	9.7%
Additions to property, plant and equipment	$ 18	$ 11	64	$ 45	$ 32	41

1 Results of operations include the Score’s operating results as of April 30, 2013 (the date of acquisition).

Higher operating revenue

Operating revenue was 12% higher this quarter and 5% higher year to date compared to the same periods last year, mainly from:

•	increased subscription and advertising revenue generated by the Sportsnet properties, including the acquisition of theScore
•	higher sales at The Shopping Channel
•	higher attendance at the Toronto Blue Jays games.

Higher operating expenses

The increase in operating expenses this quarter compared to the same period last year was mainly the result of higher player salaries at the Toronto Blue Jays, additional operating costs following the acquisition of theScore and higher merchandise spending at The Shopping Channel. The increase year to date also reflects higher programming spending at Sportsnet because more NHL games were aired during the first two quarters of the year due to the accelerated 2013 schedule that resumed at the end of the NHL lockout in the 2012/2013 season. Player salaries at the Toronto Blue Jays were $21 million higher this quarter and $41 million higher year to date.

Higher adjusted operating profit this quarter

Adjusted operating profit was up 10% this quarter and down 3% year to date compared to last year, reflecting the revenue and expense changes described above.

Excluding the acquisition of theScore that closed in the second quarter of 2013:

•	operating revenue would have been 10% higher this quarter and 4% higher year to date compared to last year
•	adjusted operating profit would have been 6% higher this quarter.

Excluding the acquisition of theScore and the residual impact of the NHL lockout, year to date adjusted operating profit would have been 3% higher than the same period last year.

Rogers Communications Inc.	13	Third Quarter 2013

ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT

	Three months ended September 30			Nine months ended September 30
(In millions of dollars)	2013	2012	% Chg	2013	2012	% Chg
Additions to property, plant and equipment
Wireless	$ 192	$ 299	(36)	$ 622	$ 737	(16)
Cable	299	186	61	747	573	30
Business Solutions	20	15	33	66	45	47
Media	18	11	64	45	32	41
Corporate	19	17	12	57	48	19
Total additions to property, plant and equipment	$ 548	$ 528	4	$ 1,537	$ 1,435	7

Wireless

Wireless’ additions were lower this quarter and year to date compared to last year due to the timing of the continued deployment of our LTE network and upgrades to the network to enhance the LTE and HSPA+ user experience. These investments were partially offset by higher investments to improve the quality and coverage of the network. By the end of the year our LTE network is expected to reach approximately 73% of Canada’s population.

Cable

Cable additions were higher this quarter and year to date compared to 2012 because of the timing of initiatives related to service enhancements, including providing more content and higher speeds on our video and data platforms, and increased investment in customer premise equipment related to the rollout of Nextbox 2.0 and Nextbox 3.0 digital set-top boxes and the analog to digital subscriber migration.

The analog to digital subscriber migration will continue to strengthen the customer experience and, once complete (expected in 2015), will allow us to reclaim significant amounts of network capacity and reduce network operating and maintenance costs. The migration from analog to digital requires additional spending because it involves fitting analog homes with digital converters and removing various analog filtering equipment.

Business Solutions

Business Solutions’ additions were higher this quarter and year to date compared to the same periods last year because of higher spending on customer specific network expansions.

Media

Media’s additions were higher this quarter and year to date compared to last year because of higher spending on digital and broadcast systems.

Rogers Communications Inc.	14	Third Quarter 2013

Consolidated Net Income Analysis

This section discusses the items below our adjusted operating profit line that impact our consolidated net income.

	Three months ended September 30			Nine months ended September 30
(In millions of dollars)	2013	2012	% Chg	2013	2012	% Chg

Adjusted operating profit [1]	$ 1,341	$ 1,288	4	$ 3,826	$ 3,658	5
Stock-based compensation expense	(7)	(26)	(73)	(66)	(20)	n/m
Restructuring, acquisition and other expenses	(38)	(7)	n/m	(61)	(82)	(26)
Depreciation and amortization	(477)	(437)	9	(1,390)	(1,366)	2
Operating income	819	818	-	2,309	2,190	5
Finance costs	(180)	(169)	7	(546)	(488)	12
Other income (expense)	(3)	(6)	(50)	67	9	n/m
Income tax expense	(172)	(177)	(3)	(481)	(508)	(5)
Net income from continuing operations	464	466	-	1,349	1,203	12
Loss from discontinued operations	-	-	-	-	(32)	n/m
Net income	$ 464	$ 466	-	$ 1,349	$ 1,171	15

1 As defined. See the section “Non-GAAP Measures”.

n/m: not meaningful.

Stock-based compensation expense

Our stock-based compensation expense for stock options, restricted share units and deferred share units is generally determined by:

•	vesting of stock options and share units
•	changes in the market price of RCI Class B shares
•

the effectiveness of Equity Derivatives (“derivative instruments to offset a portion of the price appreciation risk for our stock-based compensation program”) in offsetting stock price changes (after March 2013). See the section “Financial Risk Management” for information about Equity Derivatives.

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2013	2012	2013	2012

Impact of vesting and change in price	$ 26	$ 26	$ 35	$ 20
Equity Derivatives, net of interest receipt	(19)	-	31	-
Total stock-based compensation expense	$ 7	$ 26	$ 66	$ 20

Stock-based compensation of $7 million was mainly the result of the vesting of share-based options and units as the increase in the market price of RCI Class B shares on the TSX of $3.09 per share was fully offset by the impact of the Equity Derivatives of $19 million. Stock-based compensation expense of $66 million year to date reflected vesting that occurred and the increase in the RCI Class B share price during the first two months of this year prior to entering into the Equity Derivatives.

The stock-based compensation expense in the same periods last year was due to the vesting of options and changes in the market price of RCI Class B shares.

Restructuring, acquisition and other expenses

Restructuring, acquisition and other expenses this quarter mainly comprised $13 million of severance costs associated with the restructuring of our employee base and $17 million related to CRTC tangible benefits commitments that were required as a condition to the agreement to acquire theScore.

Depreciation and amortization

Depreciation and amortization expense was higher this quarter compared to the same periods last year mainly because of:

•	our significant investment and roll out of new customer premise equipment at Cable which are amortized over a three year life
•	the timing of when other property, plant and equipment was available for service
•	new intangible assets resulting from our recent acquisitions.

Operating income

Consolidated operating income was higher this quarter and year to date compared to the same periods last year mainly because of the revenue and adjusted operating profit changes described above and the changes in restructuring, acquisition other expenses, stock-based compensation expense and depreciation and amortization expense.

Rogers Communications Inc.	15	Third Quarter 2013

Finance costs
	Three months ended September 30			Nine months ended September 30
(In millions of dollars)	2013	2012	% Chg	2013	2012	% Chg

Interest on long-term debt	$ 179	$ 176	2	$ 542	$ 514	5
Interest on pension liability	3	-	n/m	11	-	n/m
Foreign exchange (gain) loss	(1)	(14)	(93)	18	(13)	n/m
Change in fair value of derivative instruments	4	10	(60)	(15)	5	n/m
Capitalized interest	(6)	(5)	20	(18)	(24)	(25)
Other	1	2	(50)	8	6	33
Total finance costs	$ 180	$ 169	7	$ 546	$ 488	12

Interest on long-term debt this quarter and year to date was higher than the same periods last year, which were the net effect of an increase in the amount of outstanding debt partially offset by a decrease in the weighted-average interest rate.

See the section “Managing our Liquidity and Financial Resources” for more information about our debt and related interest.

Other income (expense)

Other income was $67 million year to date mainly due to:

•	a gain of $47 million on completing the sale of our one-third interest in TVtropolis to Shaw in June 2013
•	investment income and expenses from certain investments, including income from our 37.5% investment in MLSE.

Income tax expense and cash income taxes paid

	Three months ended September 30		Nine months ended September 30
(In millions of dollars, except tax rate)	2013	2012	2013	2012
Statutory income tax rate	26.5%	26.4%	26.5%	26.4%
Income before income taxes	$ 636	$ 643	$ 1,830	$ 1,711
Computed income tax expense	169	170	485	452
Revaluation of deferred tax balances due to legislative changes	-	-	8	54
Non-deductible stock-based compensation expense	3	4	2	-
Non-taxable portion of capital gains	(2)	-	(9)	-
Other items	2	3	(5)	2
Income tax expense	$ 172	$ 177	$ 481	$ 508
Effective income tax rate	27.0%	27.5%	26.3%	29.7%
Cash income taxes paid	$ 114	$ 28	$ 326	$ 123

Cash income taxes paid were higher this quarter and year to date because:

•	We used substantially all of our remaining non-capital income tax loss carryforwards in 2012.
•

In 2011, legislative changes eliminated the deferral of partnership income, accelerating the payment of approximately $700 million of previously deferred cash taxes over a five year amortization period, beginning in 2012 at 15%, 20% in each of 2013 through 2015, and 25% in 2016.

We therefore expect our cash tax payments for the 2013 fiscal year to be higher than last year. See the updated guidance in the section “Financial Guidance” for more information.

While the depletion of loss carryforwards and the elimination of the partnership deferral affect the timing of cash tax payments, we do not expect them to materially affect our income tax expense for accounting purposes. See the section “About Forward-Looking Information”.

Rogers Communications Inc.	16	Third Quarter 2013

Net income
	Three months ended September 30			Nine months ended September 30
(In millions of dollars, except per share amounts)	2013	2012	% Chg	2013	2012	% Chg
Net income from continuing operations	$ 464	$ 466	-	$ 1,349	$ 1,203	12
Loss from discontinued operations	-	-	-	-	(32)	n/m
Net income	464	466	-	1,349	1,171	15
Basic earnings per share - continuing operations	$ 0.90	$ 0.90	-	$ 2.62	$ 2.31	13
Diluted earnings per share - continuing operations	0.90	0.90	-	2.60	2.30	13
Basic earnings per share	0.90	0.90	-	2.62	2.25	16
Diluted earnings per share	0.90	0.90	-	2.60	2.24	16
Adjusted net income The following table shows how we calculate adjusted net income from adjusted operating profit.
	Three months ended September 30			Nine months ended September 30
(In millions of dollars, except per share amounts)	2013	2012	% Chg	2013	2012	% Chg
Adjusted operating profit[1]	$ 1,341	$ 1,288	4	$ 3,826	$ 3,658	5
Depreciation and amortization	(477)	(437)	9	(1,390)	(1,366)	2
Finance costs	(180)	(169)	7	(546)	(488)	12
Other income (loss)[2]	(3)	(6)	(50)	20	9	122
Income tax expense[3]	(180)	(181)	(1)	(498)	(480)	4
Adjusted net income[1]	$ 501	$ 495	1	$ 1,412	$ 1,333	6
Adjusted basic earnings per share[1]	$ 0.97	$ 0.96	1	$ 2.74	$ 2.56	7
Adjusted diluted earnings per share[1]	0.97	0.96	1	2.73	2.55	7

[1] Adjusted operating profit and adjusted net income are non-GAAP measures and should not be considered as a substitute or alternative GAAP measure, in each case determined in accordance with IFRS. See the section “Non-GAAP Measures” for a reconciliation of the measures, which do not have any standardized meaning under IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

[2] Other income year to date of $20 million does not include $47 million gain on the sale of TVtropolis investment.

[3] Income tax expense this quarter of $180 million includes $8 million related to adjusted items (year to date of $498 million includes $17 million related to adjusted items).

The following table shows the reconciliation of net income from continuing operations to adjusted net income.

	Three months ended September 30			Nine months ended September 30
(In millions of dollars, except per share amounts)	2013	2012	% Chg	2013	2012	% Chg
Net income from continuing operations	$ 464	$ 466	-	$ 1,349	$ 1,203	12
Stock-based compensation expense	7	26	(73)	66	20	n/m
Restructuring, acquisition and other expenses	38	7	n/m	61	82	(26)
Gain on sale of TVtropolis	-	-	n/m	(47)	-	n/m
Income tax impact of above items	(8)	(4)	100	(25)	(26)	(4)
Income tax adjustment, legislative tax change	-	-	n/m	8	54	(85)
Adjusted net income[1]	$ 501	$ 495	1	$ 1,412	$ 1,333	6

1Adjusted net income is a non-GAAP measure and should not be considered as a substitute or alternative GAAP measure, in each case determined in accordance with IFRS. See the section “Non-GAAP Measures” for a reconciliation of the measure, which does not have any standardized meaning under IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.

Rogers Communications Inc.	17	Third Quarter 2013

Managing our Liquidity and Financial Resources

Operating, investing and financing activities
	Three months ended September 30			Nine months ended September 30
(In millions of dollars)	2013	2012	% Chg	2013	2012	% Chg
CASH FROM OPERATIONS
Net income for the period	$ 464	$ 466	-	$ 1,349	$ 1,171	15
Depreciation and amortization	477	437	9	1,390	1,366	2
Finance costs	180	169	7	546	488	12
Income tax expense	172	177	(3)	481	498	(3)
Other	13	35	(63)	22	48	(54)
Cash provided by operations before changes in non-cash operating items	1,306	1,284	2	3,788	3,571	6
Change in non-cash operating working capital items	128	113	13	71	(140)	n/m
	1,434	1,397	3	3,859	3,431	12
Income taxes paid	(114)	(28)	n/m	(326)	(123)	165
Interest paid	(268)	(223)	20	(615)	(555)	11
Cash provided by operating activities	1,052	1,146	(8)	2,918	2,753	6
CASH USED IN INVESTING
Additions to PP&E	(548)	(528)	4	(1,537)	(1,435)	7
Change in non-cash working capital items related to PP&E	(20)	53	n/m	(155)	(49)	n/m
Acquisitions and strategic initiatives	(6)	(540)	(99)	(847)	(540)	57
Other	(22)	(65)	(66)	(14)	(100)	(86)
Cash used in investing activities	(596)	(1,080)	(45)	(2,553)	(2,124)	20
CASH FROM FINANCING
Issuance of long-term debt, net of transaction costs	-	-	n/m	1,015	2,076	(51)
Repayment of long-term debt and derivatives	(263)	(5)	n/m	(725)	(1,240)	(42)
Proceeds on short-term borrowings	-	-	n/m	650	-	n/m
Dividends paid and repurchase of Class B Non-Voting shares	(224)	(205)	9	(674)	(949)	(29)
Cash provided by financing activities	(487)	(210)	132	266	(113)	n/m

Increase (decrease) in cash and cash equivalents	$ (31)	$ (144)	(78)	$ 631	$ 516	22
Cash and cash equivalents, end of period	$ 844	$ 459	84	$ 844	$ 459	84

Operating activities

Cash provided by operating activities was 8% lower this quarter and 6% higher year to date compared to same periods last year. The changes were the net effect of:

•	a 2% increase in cash from operations before changes in non-cash operating items this quarter (6% year to date)
•	higher interest payments because of higher long-term debt
•	higher cash income tax payments (see the section “Consolidated Net Income Analysis - Income tax expense and cash taxes paid” for details).

Cash flows year to date also benefited from increased net funding provided by non-cash working capital compared to 2012.

Investing activities

Property, plant and equipment

We spent $548 million this quarter and $1,537 million year to date before change in non-cash working capital items related to PP&E (see the section “Additions to Property, Plant and Equipment”).

Acquisitions and strategic initiatives

We made net investments of $6 million this quarter, and $847 million year to date, relating to the Shaw, Blackiron, theScore and Granite transactions. Spending of $540 million in 2012 reflects our net investment in MLSE.

Financing activities

Debt issuances

We issued U.S.$1.0 billion of Senior Notes on March 7, 2013 for total net proceeds of approximately Cdn.$1,015 million (U.S. $985 million), with the proceeds used for general corporate purposes. The notes issued consisted of the following:

•	U.S.$500 million of 3.0% Senior Notes due in 2023 (“the March 2023 Notes”)
•	U.S.$500 million of 4.5% Senior Notes due in 2043 (“the March 2043 Notes”).

Rogers Communications Inc.	18	Third Quarter 2013

Subsequent to the quarter end, on October 2, 2013, we issued U.S.$1.5 billion of senior notes for total net proceeds of approximately Cdn.$1,528 million (U.S.$1,481 million), which are expected to be used for general corporate purposes. The notes issued consisted of the following:

•	U.S.$850 million of 4.1% Senior Notes due in 2023 (“the October 2023 Notes”)
•	U.S.$650 million of 5.45% Senior Notes due in 2043 (“the October 2043 Notes”).

Each of the March 2023 Notes, March 2043 Notes, October 2023 Notes and October 2043 Notes are guaranteed by Rogers Communications Partnership and rank equally with all of our other senior unsecured notes and debentures, bank credit and letter of credit facilities. See the section “Financial Risk Management” for our related hedging transactions.

Debt and derivative repayments and redemptions

In June 2013, we repaid the entire outstanding principal amount of our $356 million (U.S.$350 million) 6.25% Senior Notes. Concurrent with this repayment, the associated cross-currency interest rate exchange agreements (“Debt Derivatives”) were also settled at maturity, resulting in an aggregate net payment related to the settlement of these Debt Derivatives of approximately $104 million. We use Debt Derivatives to hedge the foreign exchange risk associated with the principal and interest obligations of our U.S. denominated long-term debt.

In September 2013, we paid Cdn.$263 million to terminate U.S.$1,075 million of Debt Derivatives. At the same time, we entered into new Debt Derivatives with a notional principal of U.S.$1,075 million, with the same terms as those terminated simultaneously, with the exception of the fixed Canadian notional principal. See the section “Financial Risk Management” for further details.

Accounts receivable securitization program

We received funding of $400 million under our accounts receivable securitization program in January 2013 and $250 million in May 2013. At September 30, 2013, a total of $650 million was outstanding under the program, which is committed to fund up to maximum of $900 million. We continue to service and retain substantially all of the risks and rewards relating to the accounts receivables we sold, and therefore, the receivables remain recognized on our statement of financial position and the funding received is recorded as short-term borrowings on our statement of financial position.

Normal course issuer bid

In February 2013, the TSX accepted our notice of intention to renew our normal course issuer bid for our Class B Non-Voting shares for another year. The notice gives us the right to buy up to $500 million or 35.8 million Class B Non-Voting shares of RCI, whichever is less. We can buy the shares on the TSX, the NYSE and/or alternate trading systems any time between February 25, 2013 and February 24, 2014.

The number of Class B Non-Voting shares we actually buy under the normal course issuer bid, if any, and when we buy them, will depend upon our evaluation of market conditions, stock prices, our cash position, alternative uses of cash and other factors. Year to date, we have purchased 546,674 Class B Non-Voting shares for cancellation under the NCIB for a purchase price of $22 million, all of which were made through the facilities of the TSX in June 2013. We did not buy any shares for cancellation in the third quarter of 2013.

Dividends

In February 2013, the Board approved an annualized dividend rate of $1.74 per Class A Voting share and Class B Non-Voting share, effective immediately, to be paid in quarterly amounts of $0.435. The Board last increased the annualized dividend rate in February 2012, from $1.42 to $1.58 per Class A Voting and Class B Non-Voting per share. Dividends are only payable when declared by the Board. The table below shows when dividends have been declared and paid on both classes of our shares:

			Dividend	Dividends paid
Declaration date	Record date	Payment date	per share	(in millions)

February 21, 2012	March 19, 2012	April 2, 2012	$0.395	$207
April 25, 2012	June 15, 2012	July 3, 2012	$0.395	$205
August 15, 2012	September 14, 2012	October 3, 2012	$0.395	$204
October 24, 2012	December 14, 2012	January 2, 2013	$0.395	$204

February 14, 2013	March 15, 2013	April 2, 2013	$0.435	$224
April 23, 2013	June 14, 2013	July 3, 2013	$0.435	$224
August 15, 2013	September 13, 2013	October 2, 2013	$0.435	$224

Rogers Communications Inc.	19	Third Quarter 2013

Bank credit facility and letter of credit facility

We have $2.5 billion of bank credit and letter of credit facilities. Each of these facilities is unsecured and guaranteed by Rogers Communications Partnership and ranks equally with all of our senior notes and debentures and bank credit facility. As at September 30, 2013, the Company had no advances outstanding under its $2.0 billion bank credit facility and there was an aggregate $0.1 billion of letters of credit outstanding under its $0.5 billion letter of credit facilities.

Pre-tax free cash flow
	Three months ended September 30			Nine months ended September 30
(In millions of dollars)	2013	2012	% Chg	2013	2012	% Chg
Adjusted operating profit	$ 1,341	$ 1,288	4	$ 3,826	$ 3,658	5
Property, plant and equipment expenditures	(548)	(528)	4	(1,537)	(1,435)	7
Interest on long-term debt, net of capitalization	(173)	(171)	1	(524)	(490)	7
Pre-tax free cash flow[1]	620	589	5	1,765	1,733	2
Cash income taxes	(114)	(28)	n/m	(326)	(123)	165
After-tax free cash flow[1]	$ 506	$ 561	(10)	$ 1,439	$ 1,610	(11)

1 Pre-tax free cash flow is adjusted operating profit less property, plant and equipment expenditures and interest on long-term debt (net of capitalization); after-tax free cash flow is pre-tax free cash flow less cash income taxes. These are non-GAAP measures. See section “Non-GAAP Measures” for details.

Pre-tax cash flow was up 5% this quarter compared to the same period last year, mainly due to the growth in adjusted operating profit, offset by increases in property plant and equipment expenditures.

Financial Condition

We had approximately $3.1 billion of available liquidity at September 30, 2013, as compared to $3.1 billion available at December 31, 2012, from the following as at September 30, 2013:

•	$844 million in cash and cash equivalents
•	an uncommitted $2.0 billion bank credit facility
•	$250 million in committed funding available under the $900 million accounts receivable securitization program

Our weighted average cost of financing including short-term borrowings was 5.61% at September 30, 2013, compared to 6.06% at September 30, 2012. This lower average rate principally reflects the debt issuances completed in March 2013 year at favourable rates relative to other debt outstanding and the debt that has been repaid.

Additional information about our long-term debt instruments is provided in Note 17 and Note 19 to our 2012 Annual Audited Consolidated Financial Statements and Note 11 to our Third Quarter 2013 Unaudited Interim Condensed Consolidated Financial Statements.

As at September 30, 2013 the credit ratings on RCI’s outstanding senior notes and debentures were as follows:

•	Standard and Poor’s Rating Service - BBB+ with a stable outlook
•	Fitch Ratings - BBB+ with a stable outlook
•	Moody’s - Baa1 with a stable outlook

Financial Risk Management

Debt Derivatives

We use Debt Derivatives to hedge the foreign exchange risk in the principal and interest obligations of our U.S. dollar denominated long-term debt.

Effective March 6, 2013, we terminated U.S.$350 million aggregate notional amount of Debt Derivatives that were scheduled to mature in 2018. These were hedging U.S.$350 million in Senior Notes due in 2038 (the 2038 notes) on an economic basis but were not designated as effective hedges for accounting purposes. To replace these Debt Derivatives, we entered into U.S.$350 million aggregate notional amount of new Debt Derivatives which mature in 2038 to hedge the foreign exchange risk on all the principal and interest obligations on the 2038 Notes on an accounting and economic basis.

Effective March 7, 2013, we entered into U.S.$1.0 billion in Debt Derivatives to hedge the foreign exchange risk on all of the principal and interest obligations on the March 2023 Notes and March 2043 Notes on an accounting and economic basis. These Debt Derivatives have the effect of:

•

converting the U.S.$500 million aggregate principal amount of March 2023 Notes from a fixed coupon rate of 3.0% into Cdn.$515 million aggregate notional amount of a weighted average fixed interest rate of 3.6%

Rogers Communications Inc.	20	Third Quarter 2013

•

converting the U.S.$500 million aggregate principal amount of March 2043 Notes from a fixed coupon rate of 4.5% into Cdn.$515 million of aggregate notional amount at a weighted average fixed interest rate of 4.6%.

Concurrent with the repayment of our $356 million (U.S.$350 million) 6.25% Senior Notes, the associated Debt Derivatives were settled at maturity, resulting in an aggregate net payment related to the settlement of these Debt Derivatives of approximately $104 million.

Effective September 27, 2013, we terminated U.S.$1,075 million aggregate notional amount of original Debt Derivatives that were scheduled to mature in 2014 and 2015 and entered into U.S.$1,075 million aggregate notional amount of new Debt Derivatives using current market foreign exchange rates. All of the other terms of the new Debt Derivatives are the same as the original Debt Derivatives. As a result of terminating the original Debt Derivatives, we paid Cdn.$263 million, being the fair value of the liability associated with the original Debt Derivatives.

At September 30, 2013, we had U.S.$4.9 billion aggregate principal amount of U.S. dollar denominated long-term debt outstanding, 100% of which has been hedged against the associated foreign exchange risk on an economic and accounting basis on the entire principal and interest obligations of this debt.

Effective September 25, 2013, in conjunction with the October 2023 Notes and October 2043 Notes, we entered into U.S.$1.5 billion aggregate notional amount of Debt Derivatives to hedge 100% of the foreign exchange risk on all of the principal and interest obligations on the October 2023 Notes and October 2043 Notes on an accounting and economic basis. These Debt Derivatives have the effect of:

•

converting the U.S.$850 million aggregate principal amount of October 2023 Notes from a fixed coupon rate of 4.1% into Cdn.$877 million aggregate notional amount of a weighted average fixed interest rate of 4.6%

•

converting the U.S.$650 million aggregate principal amount of October 2043 Notes from a fixed coupon rate of 5.45% into Cdn.$671 million of aggregate notional amount at a weighted average fixed interest rate of 5.6%.

Foreign currency forward contracts

We use foreign currency forward contracts to hedge the foreign exchange risk on certain forecasted expenditures (“Expenditure Derivatives”).

This quarter we:

•	entered into U.S.$760 million aggregate notional amount of Expenditure Derivatives maturing from January 2014 through December 2014 at an average rate of $1.0376/U.S.$1
•	settled U.S.$135 million aggregate notional amount of Expenditure Derivatives for Cdn.$134 million.

At September 30, 2013, we had U.S. $1,035 million of Expenditure Derivatives outstanding with terms to maturity ranging from October 2013 to December 2014, all of which qualify and have been designated as hedges for accounting purposes.

Stock-based compensation derivatives

We use stock-based compensation derivatives to hedge the market price risk of the RCI Class B shares granted under our stock-based compensation programs (“Equity Derivatives”).

In the first quarter of 2013, we entered into Equity Derivatives for 5.7 million RCI Class B shares with a weighted average price of $50.37. These have not been designated as hedges for accounting purposes, so we record changes in their fair value as a stock-based compensation expense and offset a portion of the impact of changes in the market price of RCI Class B shares in the accrued value of the stock-based compensation liability for our stock-based compensation programs.

Rogers Communications Inc.	21	Third Quarter 2013

Mark-to-market value of derivatives

We record our derivatives using an estimated credit-adjusted, mark-to-market valuation, in accordance with IFRS.

	September 30, 2013
	U.S. $	Exchange	Cdn. $	Fair
(In millions of dollars, except exchange rates)	notional	rate	notional	value
Debt Derivatives accounted for as cash flow hedges:
As assets	$2,125	1.0252	$2,178	$87
As liabilities	4,255	1.0544	4,486	(181)
Net mark-to-market liability Debt Derivatives				(94)
Equity Derivatives not accounted for as hedges:
As liabilities				(35)
Expenditure Derivatives accounted for as cash flow hedges:
As assets	623	1.0094	629	17
As liabilities	412	1.0417	429	(1)

Net mark-to-market liability				$(113)

Adjusted net debt

Adjusted net debt includes long-term debt, net debt derivatives liabilities, short-term borrowings and cash and cash equivalents.

(In millions of dollars)	September 30, 2013	December 31, 2012
Long-term debt[1,2]	$11,678	$10,858
Net derivative liabilities for Debt Derivatives [2]	94	524
Short-term borrowings	650	-
Cash and cash equivalents	(844)	(213)
Adjusted net debt [3]	$11,578	$11,169

1 Before the reduction in fair value arising from purchase accounting and deferred transaction costs.

2 Includes current and long-term portions.

3 Adjusted net debt is a non-GAAP measure and does not have any standardized meaning under IFRS and is therefore unlikely to be comparable to similar measures presented by other companies. See the section “Non-GAAP measures” for details.

Outstanding common shares

	September 30, 2013	September 30, 2012
Common shares [1]
Class A Voting	112,462,014	112,462,014
Class B Non-Voting	403,307,022	402,785,156
Total common shares	515,769,036	515,247,170
Options to purchase Class B Non-Voting shares
Outstanding options	6,820,172	9,438,522
Outstanding options exercisable	4,419,100	4,531,564

1 RCI Class B Non-Voting shareholders are entitled to receive notice of and to attend meetings of shareholders, but cannot vote at the meetings, except as required by law or as stipulated by stock exchanges upon which our shares are listed and trade. If an offer is made to buy outstanding Class A Voting shares, there is no requirement under applicable law or RCI’s constating documents that an offer be made for the outstanding Class B Non-Voting shares, and there is no other protection available to shareholders under RCI’s constating documents. If an offer is made to buy both classes of shares, the offer to Class A Non-Voting shareholders can be on different terms than the offer to Class B Non-Voting shareholders.

Commitments and contractual obligations

See our 2012 Annual MD&A for a summary of our material obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements and operating lease arrangements. These are also discussed in Notes 17, 19 and 26 of our 2012 Annual Audited Consolidated Financial Statements.

Except where otherwise disclosed in this MD&A, there have been no material changes to our material contractual obligations, as identified in our 2012 Annual MD&A, since December 31, 2012.

Rogers Communications Inc.	22	Third Quarter 2013

Regulatory Developments

Please see our 2012 Annual MD&A for a discussion of the significant regulations that affected our operations as of February 14, 2013. The following is a list of the significant regulatory developments since that time.

Consultation on a policy and technical framework for the 700MHz band and aspects related to commercial mobile spectrum

In March 2013, Industry Canada released Licensing Framework for Mobile Broadband Services (“MBS”) - 700 MHz Band. Key things to note:

•	Industry Canada confirmed that, for the most part, the policy and technical framework to auction spectrum in the 700 MHz band are the same as proposed in its March 14, 2012 consultation document.
•

The auction will use a combinatorial clock auction (“CCA”) format, where bids are made for packages of spectrum licences, rather than the simultaneous multiple round auction (“SMRA”) format used in the past, where bids are made on individual licences.

•

Associated entities can apply to bid separately and to have the auction cap applied individually. These bidders must demonstrate that they “intend to separately and actively provide services” within a given licence area for the duration of the spectrum caps (five years after licensing).

The auction was set to begin on November 19, 2013. In June 2013, Industry Canada moved the application deadline to September 17, 2013, and the auction to January 14, 2014. Rogers submitted its application on September 17, 2013 to participate in the auction.

Roaming and tower sharing policy

In March 2013, Industry Canada released Revised Frameworks for Mandatory Roaming and Antenna Tower and Site Sharing, concluding the consultation initiated in 2012. Key things to note:

•	Industry Canada confirmed that, for the most part, the proposals are the same as presented in its 2012 consultation document.
•	Effective immediately, all licensees are permitted to request roaming from other licensees.
•	The timeframe for negotiating agreements has been reduced from 90 days to 60 days, after which arbitration according to Industry Canada arbitration rules will begin.
•	The seamless handover rules do not change: seamless handover is not required.

Consultation on transfers, divisions and subordinate licensing of spectrum licences

In March 2013, Industry Canada released Consultation on Considerations Relating to Transfers, Divisions and Subordinate Licensing of Spectrum Licenses. The consultation is designed to provide clarity around the process Industry Canada uses to review spectrum licence transfer requests, and in particular the criteria it considers and the process it uses when reviewing spectrum licence transfer applications. We submitted our comments in early April and replied to comments received in early May.

In June 2013, Industry Canada released Framework Relating to Transfers, Divisions and Subordinate Licensing of Spectrum Licences for Commercial Mobile Spectrum. The Framework lays out the criteria Industry Canada will consider and processes it will use when it reviews spectrum licence transfers, including prospective transfers that could arise from options and other agreements. Key things to note:

•

Industry Canada will review all spectrum transfer requests, and will not allow any that result in “undue spectrum concentration” and reduced competition. Decisions will be made on a case-by-case basis and will be issued publicly to increase transparency.

•

Licencees must ask for a review within 15 days of entering into any agreement that could lead to a prospective transfer. Industry Canada will review the agreement as though the licence transfer that could arise from it has been made.

•	This timing does not apply to agreements made before the Framework was released, which means the spectrum agreements we have with Shaw and Quebecor will not be reviewed under the Framework until 2014.

Rogers Communications Inc.	23	Third Quarter 2013

CRTC wireless code of conduct

In June 2013, the CRTC issued its wireless consumer code of conduct. Key things to note:

•

The code establishes several new obligations on wireless carriers, including roaming caps, handset unlocking requirements and contract summaries. It also lays out the rules for device subsidies and early cancellation fees.

•

Under the code, if a customer cancels a contract early, carriers can only charge the outstanding balance of the device subsidy they received, which goes down by an equal amount every month over no more than 24 months. This effectively makes the maximum contract length two years.

•	The code will apply to all contracts entered into after December 2, 2013.
•

As of June 3, 2015, the code will apply to all contracts, no matter when they were entered into, which means it will retroactively capture three-year contracts entered into between June 3, 2012 and December 2, 2013. Anyone entering into a three-year contract between June 3, 2012 and December 2, 2013 may therefore be entitled to cancel their agreement without paying back the full subsidy they received. We do not believe that the CRTC has the authority to do this, and on July 2, 2013, Rogers, BCE, TELUS, MTS and Sasktel filed an appeal of the retroactivity provision of the code.

CRTC review of wholesale Internet service pricing and usage-based billing

In February 2013, the CRTC released its decisions on seven review and vary applications about regulated wholesale Internet service prices. The CRTC increased our wholesale rates which are charged to resellers, but the increase was not as high as we had asked for.

CRTC request for information regarding domestic and U.S. wireless roaming

In August 2013, all Canadian wireless carriers received a letter from the CRTC requesting information regarding their retail and wholesale domestic and U.S. roaming rates, revenues and agreements which we filed on September 27, 2013. The Commission stated “The data requested will provide the Commission with information on wireless roaming in order to assess its impact on the competitiveness of the Canadian wireless industry and the choices available to Canadians.”

CRTC review of wholesale services

In October 2013, the CRTC initiated its planned review of its telecommunications essential services rulings released five years ago in March 2008. The review will culminate with a public hearing in October 2014.

Rogers Communications Inc.	24	Third Quarter 2013

Update to Risks and Uncertainties

Please see our 2012 Annual MD&A for a discussion of the risks and uncertainties that affected our business as of February 14, 2013. There have been the following significant regulatory developments since that time that may contribute to these risks and uncertainties:

•

The CRTC’s decision to implement the wireless code of conduct, among other things, requires Canadian wireless carriers to move away from offering three-year service contracts to two-year contracts. This shift could increase our customer acquisition and retention costs and subscriber churn.

•

Industry Canada’s new policy regarding transfer of spectrum licences, combined with 2012 legislation that allows foreign ownership of wireless providers with less than 10% market share, could make it harder for incumbent wireless carriers to acquire additional spectrum, including the completion of our previously announced arrangements with Shaw and Videotron, while making it less expensive for foreign wireless carriers to enter the Canadian wireless market. This could increase the intensity of competition in the Canadian wireless sector.

•

Radio spectrum is one of the fundamental assets required to carry on the wireless business. Rogers’ ability to continue to offer and improve current services and to offer new services depends on, among other factors, continued access to and deployment of adequate spectrum, including both the ability to renew current spectrum licenses and acquire new spectrum licenses. If Rogers cannot acquire and retain needed spectrum, Rogers may not be able to continue to offer and improve current services and deploy new services on a timely basis including providing competitive data speeds that customers desire. As a result, our ability to attract and retain customers could be materially adversely affected. In addition, the inability to acquire and retain needed spectrum could affect network quality levels and result in greater capital expenditure spending, as a consequence of network densification and other related network upgrades.

Litigation update

In August 2004, a proceeding under the Class Actions Act (Saskatchewan) was commenced against providers of wireless communications in Canada relating to the system access fee charged by wireless carriers to some of their customers. The plaintiffs are seeking unspecified damages and punitive damages, effectively the reimbursement of all system access fees collected. In September 2007, the Saskatchewan Court granted the plaintiffs’ application to have the proceeding certified as a national, “opt-in” class action. As a national, “opt-in” class action, affected customers outside Saskatchewan must take specific steps to participate in the proceeding. In February 2008, our motion to stay the proceeding based on the arbitration clause in our wireless service agreements was granted and the Saskatchewan Court directed that its order, in respect of the certification of the action, would exclude from the class of plaintiffs those customers who are bound by an arbitration clause.

In August 2009, counsel for the plaintiffs commenced a second proceeding under the Class Actions Act (Saskatchewan) asserting the same claims as the original proceeding. This second proceeding was ordered conditionally stayed in December 2009 on the basis that it was an abuse of process. The Company’s appeal of the 2007 certification decision was dismissed by the Saskatchewan Court of Appeal and leave to appeal to the Supreme Court of Canada was denied in June 2012. In December 2012, the plaintiffs applied for an order seeking to extend the time within which they can appeal the “opt-in” decision of the Saskatchewan Court.

In March 2013, the Saskatchewan Court of Appeal denied the plaintiffs’ application to extend the time within which they can appeal the “opt-in” decision of the Saskatchewan Court. In April 2013, the plaintiffs applied for an order to be allowed to proceed with the second system access fee class action, which had been ordered conditionally stayed in December 2009 as an abuse of process. In August 2013, the court denied this application and the second action remains conditionally stayed. No liability has been recorded for this contingency.

In December 2011, a proceeding under the Class Proceedings Act (British Columbia) was commenced against providers of wireless communications in Canada relating to the system access fee charged by wireless carriers to some of their customers. The proceeding involves, among other things, allegations of misrepresentations contrary to the Business Practices and Consumer Protection Act (British Columbia). The plaintiffs are seeking unquantified damages and restitution. No liability has been recorded for this contingency.

In July 2013, a proceeding was commenced pursuant to the Class Proceedings Act (British Columbia) against providers of wireless communications in Canada and manufacturers of wireless devices. The claim relates to the alleged adverse health effects incurred by long-term users of cellular devices. The Plaintiffs are seeking unspecified damages and punitive damages, effectively equal to the reimbursement of revenues the defendants received that can reasonably be attributed to the sale of cellular phones in Canada. No liability has been recorded for this contingency.

The outcome of all the proceedings and claims against us, including the matters described above, is subject to future resolution that includes the uncertainties of litigation. Based on information currently known to us, we believe that it is not

Rogers Communications Inc.	25	Third Quarter 2013

probable that the ultimate resolution of any such proceedings and claims, individually or in the aggregate, will have a material adverse effect on our consolidated financial position or results of operations. If it becomes probable that we are liable, a provision will be recorded in the period in which the change in probability occurs, and such a provision could be material to our consolidated financial position and results of operations.

Critical Accounting Policies and Estimates

Please see our 2012 Annual MD&A, including our 2012 Annual Audited Consolidated Financial Statements and Notes, for a discussion of the accounting policies and estimates that are critical to the understanding of our business operations and our results of operations. There were no changes to these policies and estimates year to date.

New accounting standards

We adopted the following new accounting standards on January 1, 2013. Neither had a material impact on prior periods.

•

Revised IAS 19, Employee Benefits (2011) – This standard changed how we determine income and expenses related to defined benefit plans. It eliminates the concept of return on plan assets and interest cost or income, and replaces it with a net interest cost calculated by applying the discount rate to the net liability or asset. The net interest cost takes into account the change any contributions and benefit payments have on the net defined benefit liability or asset during the period.

•

IFRS 11, Joint Arrangements – This standard changed how we account for our interests in joint arrangements. We now classify our interests in joint arrangements as either joint operations, which we account for using the proportionate consolidation method, or as joint ventures, which we account for using the equity method. Classification of a joint arrangement depends on our rights to its assets and obligations for its liabilities. We consider the structure of the arrangement, the legal form of any separate vehicles, the contractual terms of the arrangement and other facts and circumstances.

We were required to adopt the following standards on or after January 1, 2013. Adopting these standards had no impact on our consolidated financial statements.

•	IFRS 10, Consolidated Financial Statements
•	IFRS 12, Disclosure of Interests in Other Entities
•	IFRS 13, Fair Value Measurement
•	IAS 27, Separate Financial Statements
•	IAS 28, Investments in Associates and Joint Ventures

Please see our 2012 Annual Report and Third Quarter 2013 Unaudited Interim Condensed Consolidated Financial Statements and Notes for details.

Recent accounting pronouncements

We have not yet adopted some accounting standards, interpretations and amendments that have been issued but are not yet effective. Please see our 2012 Annual MD&A, including our 2012 Annual Audited Consolidated Financial Statements and Notes for details.

Controls and procedures

There have been no changes in our internal controls over financial reporting during the third quarter of 2013 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Seasonality

Our operating results generally vary from quarter to quarter because of seasonal fluctuations in each of our business segments. That means our results in one quarter are not a good indication of how we will perform in a future quarter.

Each of Wireless, Cable, Business Solutions and Media has unique seasonal aspects to their businesses. For specific discussions of the seasonal trends affecting our business segments, please refer to our 2012 Annual MD&A.

Rogers Communications Inc.	26	Third Quarter 2013

Key Performance Indicators

We measure the success of our strategies using a number of key performance indicators that are defined and discussed in our 2012 Annual MD&A and this interim quarterly MD&A. We believe these key performance indicators allow us to appropriately measure our performance against our operating strategy as well as against the results of our peers and competitors. They include:

•	network revenue and ARPU
•	subscriber counts and subscriber churn
•	operating expenses
•	cost of equipment sales
•	capital intensity.

Additional GAAP Measures

We include operating income as an additional GAAP measure in our consolidated statements of income. Operating income is defined as revenue less operating expenses, including restructuring, acquisition and other expenses and depreciation and amortization, as shown on our consolidated statements of income. We consider operating income to be representative of the activities that would normally be regarded as operating for the Company. We believe operating income provides relevant information that can be used to assess the consolidated performance of the Company and, therefore, that it provides meaningful information to investors.

Non-GAAP Measures

Adjusted operating profit, free cash flow and the ‘adjusted’ amounts listed below are reviewed regularly by management and our Board of Directors in assessing our performance and in making decisions regarding the ongoing operations of the business and the ability to generate cash flows. They include:

•	adjusted operating profit or loss and related margin
•	adjusted net income
•	adjusted basic and diluted earnings per share
•	pre-tax and after-tax free cash flow
•	adjusted net debt.

These measures do not have standardized meanings prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. These measures are also used by investors and lending institutions as an indicator of our operating performance, our ability to incur and service debt, and as measurement to value companies in the telecommunications industry. We have reconciled these non-GAAP measures to their most directly comparable measure calculated in accordance with IFRS in the tables below.

Reconciliation of non-GAAP measures

Adjusted operating profit:

The term adjusted operating profit does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other companies. We define adjusted operating profit as operating income before stock-based compensation expense, restructuring, acquisition and other expenses, impairment of assets and depreciation and amortization. We use adjusted operating profit to evaluate the performance of our businesses and in making decisions regarding the ongoing operations of the business and the ability to generate cash flows. We believe that certain investors and analysts use adjusted operating profit to measure our ability to service debt and to meet other payment obligations. Adjusted operating profit is also one of the components in the determination of short-term incentive compensation for all management employees. The most comparable IFRS financial measure is operating income. The following table provides a reconciliation of operating income to adjusted operating profit.

Rogers Communications Inc.	27	Third Quarter 2013

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2013	2012	2013	2012
Operating income	$ 819	$ 818	$ 2,309	$ 2,190
Add (deduct):
Depreciation and amortization	477	437	1,390	1,366
Stock-based compensation expense	7	26	66	20
Restructuring, acquisition and other expenses	38	7	61	82
Adjusted operating profit	$ 1,341	$ 1,288	$ 3,826	$ 3,658

Adjusted net income and adjusted basic and diluted earnings per share:

The terms adjusted net income and adjusted basic and diluted earnings per share do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other companies. We define adjusted net income as net income before stock-based compensation expense, restructuring, acquisition and other expenses, losses on redemption of long-term debt, impairment of assets, gain on spectrum distribution, gain on sale of TVtropolis, and the related income tax impacts of the preceding items and the legislative tax rate changes. We use adjusted net income and adjusted earnings per share, among other measures, to assess the performance of our businesses without the effects of the preceding items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring. The most comparable IFRS financial measures are net income and earnings per share. The following table is a reconciliation of net income to adjusted net income on a consolidated basis.

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2013	2012	2013	2012
Net income from continuing operations	$ 464	$ 466	$ 1,349	$ 1,203
Add (deduct):
Stock-based compensation expense	7	26	66	20
Restructuring, acquisition and other expenses	38	7	61	82
Gain on sale of TVtropolis	-	-	(47)	-
Income tax impact of above items	(8)	(4)	(25)	(26)
Income tax adjustment, legislative tax change	-	-	8	54
Adjusted net income	$ 501	$ 495	$ 1,412	$ 1,333

Free cash flow:

The terms pre-tax and after-tax free cash flow do not have any standardized meanings under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other companies. We define pre-tax free cash flow as adjusted operating profit less property, plant and equipment expenditures and interest expense on long-term debt (net of capitalization). After-tax free cash flow is pre-tax free cash flow less cash income taxes paid. We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows the amount of cash that is available to repay debt and reinvest in our company. We believe that certain investors and analysts use free cash flow to value a business and its underlying assets. The most comparable IFRS financial measure is cash flows from operating activities. The following table is a reconciliation of cash flows from operating activities to free cash flow on a consolidated basis.

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2013	2012	2013	2012
Cash provided by operating activities	$ 1,052	$ 1,146	$ 2,918	$ 2,753
Add (deduct):
Property, plant and equipment expenditures	(548)	(528)	(1,537)	(1,435)
Interest on long-term debt expense, net of capitalization	(173)	(171)	(524)	(490)
Restructuring, acquisition and other expenses	38	7	61	82
Cash income taxes	114	28	326	123
Interest paid	268	223	615	555
Other adjustments	(131)	(116)	(94)	145
Pre-tax free cash flow	620	589	1,765	1,733
Cash income taxes	(114)	(28)	(326)	(123)
After-tax free cash flow	$ 506	$ 561	$ 1,439	$ 1,610

Rogers Communications Inc.	28	Third Quarter 2013

Adjusted net debt:

The term adjusted net debt does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other companies. We define adjusted net debt as long-term debt before deferred transactions costs, plus Debt Derivatives, short-term borrowings less cash and cash equivalents. We use adjusted net debt to conduct valuation-related analysis and make capital structure related decisions. We believe this is useful to investors and analysts in enabling them to analyze our enterprise and equity value and to assess various leverage ratios as performance measures. The most comparable IFRS financial measure is long-term debt. The following table provides a reconciliation of long-term debt to adjusted net debt.

(In millions of dollars)	September 30, 2013	December 31, 2012
Long-term debt	$10,469	$10,441
Current portion of long-term debt	1,133	348
	11,602	10,789
Add (deduct):
Net derivative liabilities for Debt Derivatives	94	524
Deferred transaction costs	76	69
Short-term borrowings	650	-
Cash and cash equivalents	(844)	(213)
Adjusted net debt	$11,578	$11,169

Adjusted Earnings Per Share
(In millions of dollars, except per share amounts;	Three months ended September 30		Nine months ended September 30
number of shares outstanding in millions)	2013	2012	2013	2012
Adjusted basic earnings per share:
Adjusted net income	$501	$495	$1,412	$1,333
Divided by: weighted average number of shares outstanding	515	515	515	520
Adjusted basic earnings per share	$0.97	$0.96	$2.74	$2.56

Adjusted diluted earnings per share:
Adjusted net income	$501	$495	$1,412	$1,333
Divided by: diluted weighted average number of shares outstanding	517	518	518	523
Adjusted diluted earnings per share	$0.97	$0.96	$2.73	$2.55
Basic earnings per share:
Net income from continuing operations	$464	$466	$1,349	$1,203
Net income	$464	$466	$1,349	$1,171
Divided by: weighted average number of shares outstanding	515	515	515	520
Basic earnings per share – continuing operations	$0.90	$0.90	$2.62	$2.31
Basic earnings per share	$0.90	$0.90	$2.62	$2.25
Diluted earnings per share:
Net income from continuing operations	$464	$466	$1,349	$1,203
Effect on net income of dilutive securities	-	-	-	-
Diluted net income from continuing operations	$464	$466	$1,349	$1,203
Net income	$464	$466	$1,349	$1,171
Effect on net income of dilutive securities	-	-	-	-
Diluted net income	$464	$466	$1,349	$1,171
Divided by: diluted weighted average number of shares outstanding	517	518	518	523
Diluted earnings per share – continuing operations	$0.90	$0.90	$2.60	$2.30
Diluted earnings per share	$0.90	$0.90	$2.60	$2.24

Rogers Communications Inc.	29	Third Quarter 2013

Other Information

Consolidated financial results – quarterly summary

Our operating results generally vary from quarter to quarter because of seasonal fluctuations in each of our business segments. That means our results in one quarter are not a good indication of how we will perform in a future quarter. Please see our 2012 Annual Report for a discussion of the seasonal aspects of our business.

The table below shows our consolidated results for the past eight quarters.

Adjusted operating profit, adjusted net income, adjusted net debt, adjusted basic and diluted earnings per share, pre-tax free cash flow and after-tax free cash flow are non-GAAP measures. See the section “Non-GAAP Measures” for details.

	2013			2012				2011

(In millions of dollars, except per share amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Operating revenue
Wireless	$1,846	$1,813	$1,760	$1,920	$1,889	$1,765	$1,706	$1,826
Cable	873	870	861	852	838	843	825	838
Business Solutions	93	90	93	88	86	90	87	93
Media	440	470	341	434	392	440	354	428
Corporate items and intercompany eliminations	(28)	(31)	(28)	(33)	(29)	(32)	(29)	(30)

Total operating revenue	3,224	3,212	3,027	3,261	3,176	3,106	2,943	3,155

Adjusted operating profit (loss)
Wireless	875	821	765	687	843	796	737	670
Cable	425	431	429	421	403	403	378	403
Business Solutions	29	25	23	27	22	22	18	20
Media	55	64	(7)	75	50	79	(14)	44
Corporate items and intercompany eliminations	(43)	(35)	(31)	(34)	(30)	(24)	(25)	(36)

Adjusted operating profit [1]	1,341	1,306	1,179	1,176	1,288	1,276	1,094	1,101

Stock-based compensation (expense) recovery	(7)	(1)	(58)	(57)	(26)	12	(6)	(34)
Restructuring, acquisition and other expenses	(38)	(14)	(9)	(10)	(7)	(33)	(42)	(20)
Depreciation and amortization	(477)	(463)	(450)	(453)	(437)	(466)	(463)	(454)
Impairment of assets	-	-	-	(80)	-	-	-	-

Operating income	819	828	662	576	818	789	583	593
Finance costs	(180)	(185)	(181)	(176)	(169)	(159)	(160)	(158)
Other income (expense)	(3)	60	10	241	(6)	7	8	(3)

Net income before income taxes	636	703	491	641	643	637	431	432
Income tax expense	(172)	(171)	(138)	(112)	(177)	(224)	(107)	(97)

Net income from continuing operations	$464	$532	$353	$529	$466	$413	$324	$335
Loss from discontinued operations	-	-	-	-	-	(13)	(19)	(8)

Net income	$464	$532	$353	$529	$466	$400	$305	$327

Earnings per share from continuing operations:
Basic	$0.90	$1.03	$0.69	$1.03	$0.90	$0.79	$0.62	$0.63
Diluted	$0.90	$0.93	$0.68	$1.02	$0.90	$0.77	$0.61	$0.63

Earnings per share:
Basic	$0.90	$1.03	$0.69	$1.03	$0.90	$0.77	$0.58	$0.61
Diluted	$0.90	$0.93	$0.68	$1.02	$0.90	$0.75	$0.57	$0.61

Net income	$464	$532	$353	$529	$466	$400	$305	$327
Loss from discontinued operations	-	-	-	-	-	13	19	8

Net income from continuing operations	$464	$532	$353	$529	$466	$413	$324	$335
Add (deduct):
Stock-based compensation expense (recovery)	7	1	58	57	26	(12)	6	34
Restructuring, acquisition and other expenses	38	14	9	10	7	33	42	20
Impairment of assets	-	-	-	80	-	-	-	-
Gain on sale of investment	-	(47)	-	(233)	-	-	-	-
Income tax impact of above items	(8)	(11)	(6)	12	(4)	(10)	(12)	(11)
Income tax adjustment, legislative tax change	-	8	-	-	-	54	-	(28)

Adjusted net income [1]	$501	$497	$414	$455	$495	$478	$360	$350

Adjusted earnings per share from continuing operations[1]:
Basic	$0.97	$0.97	$0.80	$0.88	$0.96	$0.92	$0.69	$0.66
Diluted	$0.97	$0.96	$0.80	$0.88	$0.96	$0.91	$0.68	$0.66

Additions to PP&E	$548	$525	$464	$707	$528	$458	$449	$653
Pre-tax free cash flow [1]	$620	$602	$543	$296	$589	$656	$488	$289
After-tax free cash flow[1]	$506	$505	$428	$39	$561	$633	$416	$207
Cash provided by operating activities	$1,052	$1,061	$805	$668	$1,146	$1,079	$528	$1,025

1 Adjusted operating profit, adjusted net income, adjusted basic and diluted earnings per share, pre-tax free cash flow and after-tax free cash flow are non-GAAP measures and should not be considered as a substitute or alternative for GAAP measures, in each case determined in accordance with IFRS. See the section “Non-GAAP Measures” for a reconciliation of these measures, which do not have any standardized meaning under IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

Rogers Communications Inc.	30	Third Quarter 2013

Transactions with related parties

In certain instances, we have entered into transactions with companies whose partners or senior officers are directors of Rogers. We record these transactions at the amount agreed to by the related parties. These transactions are reviewed by the Audit Committee of our Board of Directors.

(in millions of dollars)	Three months ended September 30		Nine months ended September 30

	2013	2012	2013	2012
Payments for legal services, printing services and commissions paid on premiums for insurance coverage	$ 12	$ 10	$ 33	$ 30

We have also entered into certain transactions with our controlling shareholder and companies controlled by the controlling shareholder. These transactions are subject to formal agreements approved by the Audit Committee. The totals received or paid in the three and nine months ended September 30, 2013 and September 30, 2012 were less than $1 million.

Long-term debt guarantor

Our outstanding public debt, bank credit facilities and derivatives are unsecured obligations of RCI, as obligor, and Rogers Communications Partnership, as either co-obligor or guarantor.

The table below is a summary of consolidated financial results for RCI, Rogers Communications Partnership (“RCP”) and our non-guarantor subsidiaries. We use the equity method to account for investments in subsidiary companies.

Three months ended September 30 (unaudited)	RCI (1)(2)		RCP (1)(2)		Non-guarantor Subsidiaries(1)(2)		Consolidating Adjustments (1)(2)		Total
(In millions of dollars)	Sep. 30 2013	Sep. 30 2012	Sep. 30 2013	Sep. 30 2012	Sep. 30 2013	Sep. 30 2012	Sep. 30 2013	Sep. 30 2012	Sep. 30 2013	Sep. 30 2012

Selected Statement of Income data measures:
Revenue	$4	$2	$2,784	$2,809	$476	$404	$(40)	$(39)	$3,224	$3,176
Operating income (loss)	(53)	(46)	864	845	20	34	(12)	(15)	819	818
Net income (loss)	464	466	857	849	48	205	(905)	(1,054)	464	466

Nine months ended September 30 (unaudited)	RCI (1)(2)		RCP (1)(2)		Non-guarantor Subsidiaries(1)(2)		Consolidating Adjustments (1)(2)		Total
(In millions of dollars)	Sep. 30 2013	Sep. 30 2012	Sep. 30 2013	Sep. 30 2012	Sep. 30 2013	Sep. 30 2012	Sep. 30 2013	Sep. 30 2012	Sep. 30 2013	Sep. 30 2012

Selected Statement of Income data measures:
Revenue	$9	$2	$8,245	$8,114	$1,326	$1,222	$(117)	$(113)	$9,463	$9,225
Operating income (loss)	(151)	(101)	2,457	2,275	57	66	(54)	(50)	2,309	2,190
Net income (loss)	1,349	1,171	2,438	2,244	480	601	(2,918)	(2,845)	1,349	1,171

As at period end (unaudited)	RCI (1)(2)		RCP (1)(2)		Non-guarantor Subsidiaries(1)(2)		Consolidating Adjustments (1)(2)		Total
(In millions of dollars)	Sep. 30 2013	Dec. 31 2012	Sep. 30 2013	Dec. 31 2012	Sep. 30 2013	Dec. 31 2012	Sep. 30 2013	Dec. 31 2012	Sep. 30 2013	Dec. 31 2012

Selected Balance Sheet data measures (at period end)
Current assets	$2,500	$1,682	$10,367	$8,209	$2,228	$1,905	$(12,312)	$(9,575)	$2,783	$2,221
Non-current assets	31,492	27,388	12,458	12,232	10,517	6,642	(35,753)	(28,865)	18,714	17,397
Current liabilities	13,810	9,717	2,729	2,776	1,539	1,129	(13,786)	(10,620)	4,292	3,002
Non-current liabilities	12,157	12,082	429	438	270	179	(156)	149	12,700	12,848

1 For the purposes of this table, investments in subsidiary companies are accounted for by the equity method.

2 Amounts recorded in current liabilities and non-current liabilities for RCP do not include any obligations arising as a result of it being a guarantor or co-obligor, as the case may be, under any of RCI’s long-term debt.

Rogers Communications Inc.	31	Third Quarter 2013

About Forward-Looking Information

This MD&A includes “forward-looking information” within the meaning of applicable securities laws and assumptions concerning, among other things our business, its operations and its financial performance and condition approved by management on the date of this MD&A. This forward-looking information and these assumptions include, but are not limited to, statements with respect to our objectives and strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates or intentions.

Forward-looking information and statements

•

typically include words like could, expect, may, anticipate, assume, believe, intend, estimate, plan, project, guidance and similar expressions, although not all forward-looking information and statements include them

•

include conclusions, forecasts and projections that are based on our current objectives and strategies and on estimates, expectations, assumptions and other factors, most of which are confidential and proprietary and that we believe to be reasonable at the time they were applied but may prove to be incorrect

•	were approved by management on the date of this MD&A.

Our forward-looking information and statements include guidance and forecasts related to the following items, among others:

• revenue • adjusted operating profit • property, plant and equipment expenditures • cash income tax payments • free cash flow • dividend payments

•     expected growth in subscribers and the services they subscribe to

•     the cost of acquiring subscribers and deployment of new services

•     continued cost reductions and efficiency improvements

•     the growth of new products and services

•     all other statements that are not historical facts.

We base our conclusions, forecasts and projections on the following factors, among others:

•    general economic and industry growth rates

•    currency exchange rates

•    product pricing levels and competitive intensity

•    subscriber growth

•    price, usage and churn rates

•    changes in government regulation

• technology deployment • availability of devices • timing of new product launches • content and equipment costs • the integration of acquisitions • industry structure and stability.

Except as otherwise indicated, this MD&A and our forward-looking statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be considered or announced or may occur after the date the statement containing the forward-looking information is made.

Risks and uncertainties

Actual events and results can be substantially different from what is expressed or implied by forward-looking information because of risks, uncertainties and other factors, many of which are beyond our control including but not limited to:

•     new interpretations and new accounting standards from accounting standards bodies

•     economic conditions

•     technological change

•     the integration of acquisitions

•     unanticipated changes in content or equipment costs

•     changing conditions in the entertainment,

       information and communications industries

•     regulatory changes

•     litigation and tax matters

•     the level of competitive intensity

•     the emergence of new opportunities.

These factors can also affect our objectives, strategies and intentions. Many of these factors are beyond our control and current expectation or knowledge. Should one or more of these risks, uncertainties or other factors materialize, our objectives, strategies or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary significantly from what we currently foresee. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this MD&A is qualified by the cautionary statements herein.

Rogers Communications Inc.	32	Third Quarter 2013

Before you make an investment decision

Before making any investment decisions and for a detailed discussion of the risks, uncertainties and environment associated with our business, fully review the sections of this MD&A entitled “Updates to Risks and Uncertainties” and “Regulatory Developments”, and also fully review the “Operating Environment” sections entitled “Risks and Uncertainties Affecting Our Businesses” and “Government Regulation and Regulatory Developments” in our 2012 Annual MD&A. Our 2012 Annual MD&A can be found online at rogers.com/investors, sedar.com and sec.gov or is available directly from Rogers.

About Rogers Communications Inc.

Rogers Communications is a leading diversified public Canadian communications and media company. We are Canada’s largest provider of wireless communications services and one of Canada’s leading providers of cable television, high-speed Internet and telephony services to consumers and businesses. Through Rogers Media, we are engaged in radio and television broadcasting, televised shopping, magazines and trade publications, sports entertainment, and digital media.

We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

For further information about the Rogers group of companies, please visit rogers.com/investors. Information in or connected to our website is not part of or incorporated into this MD&A.

Investment community contacts Bruce M. Mann 416.935.3532 bruce.mann@rci.rogers.com Dan R. Coombes 416.935.3550 dan.coombes@rci.rogers.com	Media contact Terrie Tweddle 416.935.4727 terrie.tweddle@rci.rogers.com

Quarterly Investment Community Teleconference

The third quarter 2013 results teleconference will be held on:

•	October 24, 2013
•	8:00 a.m. Eastern Time
•	webcast available at rogers.com/webcast

A rebroadcast will be available at rogers.com/investors on the Events and Presentations page for at least two weeks following the teleconference.

For More Information

You can find additional information relating to us, including our Annual Information Form on our website (rogers.com/investors), on SEDAR (sedar.com) and on EDGAR (sec.gov), or by e-mailing your request to investor.relations@rci.rogers.com. Information on or connected to these and other website referenced above is not part of this MD&A.

You can also go to rogers.com/investors for information about our governance practices, corporate social responsibility reporting, a glossary of communications and media industry terms, and additional information about our business.

# # #

Rogers Communications Inc.	33	Third Quarter 2013

Unaudited Interim Condensed Consolidated Financial Statements of

Rogers Communications Inc.

Three and nine months ended September 30, 2013 and 2012

Rogers Communications Inc.

Unaudited Interim Condensed Consolidated Statements of Income

(In millions of Canadian dollars, except per share amounts)

		Three months ended September 30,		Nine months ended September 30,
	Note	2013	2012	2013	2012

Operating revenue		$3,224	$3,176	$9,463	$9,225

Operating expenses:
Operating costs	4	1,890	1,914	5,703	5,587
Restructuring, acquisition and other expenses	8	38	7	61	82
Depreciation and amortization		477	437	1,390	1,366

Operating income		819	818	2,309	2,190

Finance costs	5	(180)	(169)	(546)	(488)
Other income (expense)	7	(3)	(6)	67	9

Income before income taxes		636	643	1,830	1,711

Income tax expense		172	177	481	508

Net income for the period from continuing operations		464	466	1,349	1,203
Loss from discontinued operations, net of tax	6	–	–	–	(32)

Net income for the period		$464	$466	$1,349	$1,171

Earnings per share - basic:
Earnings per share from continuing operations	9	$0.90	$0.90	$2.62	$2.31
Loss per share from discontinued operations	9	–	–	–	(0.06)

Earnings per share - basic		$0.90	$0.90	$2.62	$2.25

Earnings per share - diluted:
Earnings per share from continuing operations	9	$0.90	$0.90	$2.60	$2.30
Loss per share from discontinued operations	9	–	–	–	(0.06)

Earnings per share - diluted		$0.90	$0.90	$2.60	$2.24

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Rogers Communications Inc.	1	Third Quarter 2013

Rogers Communications Inc.

Unaudited Interim Condensed Consolidated Statements of Comprehensive Income

(In millions of Canadian dollars)

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012

Net income for the period	$464	$466	$1,349	$1,171

Other comprehensive income (loss):

Items that may subsequently be reclassified to income:
Net change in fair value of available-for-sale investments:
Change in fair value	49	(154)	164	(219)
Related income tax recovery (expense)	(6)	20	(19)	29

	43	(134)	145	(190)

Cash flow hedging derivative instruments:
Change in fair value of derivative instruments	(165)	(159)	17	(140)
Reclassification to net income of foreign exchange gain (loss) on long-term debt	105	135	(133)	131
Reclassification to net income ofaccrued interest	10	16	37	45
Related income tax recovery (expense)	17	8	13	(1)

	(33)	–	(66)	35

Other comprehensive income (loss) for the period	10	(134)	79	(155)

Comprehensive income for the period	$474	$332	$1,428	$1,016

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Rogers Communications Inc.	2	Third Quarter 2013

Rogers Communications Inc.

Unaudited Interim Condensed Consolidated Statements of Financial Position

(In millions of Canadian dollars)

	Note	September 30, 2013	December 31, 2012

Assets

Current assets:
Cash and cash equivalents		$844	$213
Accounts receivable		1,364	1,536
Other current assets		554	464
Current portion of derivative instruments		21	8

		2,783	2,221

Property, plant and equipment		9,964	9,576
Goodwill	7	3,652	3,215
Intangible assets	7	3,187	2,951
Investments		1,460	1,484
Derivative instruments		83	42
Other long-term assets	7	339	98
Deferred tax assets		29	31

		$21,497	$19,618

Liabilities and Shareholders’ Equity

Current liabilities:
Short-term borrowings	10	$650	$–
Accounts payable and accrued liabilities		1,930	2,135
Income tax payable		146	24
Current portion of provisions		6	7
Current portion of long-term debt	11	1,133	348
Current portion of derivative instruments		103	144
Unearned revenue		324	344

		4,292	3,002

Provisions		34	31
Long-term debt	11	10,469	10,441
Derivative instruments		114	417
Other long-term liabilities		459	458
Deferred tax liabilities		1,624	1,501

		16,992	15,850

Shareholders’ equity	13	4,505	3,768

		$21,497	$19,618

Contingencies	16
Subsequent events	7(iv), 11(a)

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Rogers Communications Inc.	3	Third Quarter 2013

Rogers Communications Inc.

Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity

(In millions of Canadian dollars)

Nine months ended September 30, 2013

	Class A Voting shares		Class B Non-Voting shares				Available- for-sale financial		Total
Nine months ended September 30, 2013	Amount	Number of shares	Amount	Number of shares	Share premium	Retained earnings	assets reserve	Hedging reserve	shareholders’ equity

		(000s)		(000s)

Balances, December 31, 2012	$72	112,462	$397	402,788	$–	$3,046	$243	$10	$3,768

Net income for the period	–	–	–	–	–	1,349	–	–	1,349

Other comprehensive income (loss):
Available-for-sale investments, net of tax	–	–	–	–	–	–	145	–	145
Derivative instruments, net of tax	–	–	–	–	–	–	–	(66)	(66)

Total other comprehensive income (loss)	–	–	–	–	–	–	145	(66)	79

Comprehensive income for the period	–	–	–	–	–	1,349	145	(66)	1,428

Transactions with shareholders, recorded directly in equity:
Repurchase of Class B Non-Voting shares	–	–	(1)	(547)	–	(21)	–	–	(22)
Dividends declared	–	–	–	–	–	(672)	–	–	(672)
Shares issued on exercise of stock options	–	–	3	66	–	–	–	–	3

Total transactions with shareholders	–	–	2	(481)	–	(693)	–	–	(691)

Balances, September 30, 2013	$72	112,462	$399	402,307	$–	$3,702	$388	$(56)	$4,505

Nine months ended September 30, 2012

	Class A Voting shares		Class B Non-Voting shares				Available- for-sale financial		Total
Nine months ended September 30, 2012	Amount	Number of shares	Amount	Number of shares	Share premium	Retained earnings	assets reserve	Hedging reserve	shareholders’ equity

		(000s)		(000s)

Balances, December 31, 2011	$72	112,462	$406	412,395	$243	$2,443	$433	$(25)	$3,572

Net income for the period	–	–	–	–	–	1,171	–	–	1,171

Other comprehensive income (loss):
Available-for-sale investments, net of tax	–	–	–	–	–	–	(190)	–	(190)
Derivative instruments, net of tax	–	–	–	–	–	–	–	35	35

Total other comprehensive income (loss)	–	–	–	–	–	–	(190)	35	(155)

Comprehensive income for the period	–	–	–	–	–	1,171	(190)	35	1,016

Transactions with shareholders, recorded directly in equity:
Repurchase of Class B Non-Voting shares	–	–	(10)	(9,637)	(243)	(97)	–	–	(350)
Dividends declared	–	–	–	–	–	(616)	–	–	(616)
Shares issued on exercise of stock options	–	–	1	27	–	–	–	–	1

Total transactions with shareholders	–	–	(9)	(9,610)	(243)	(713)	–	–	(965)

Balances, September 30, 2012	$72	112,462	$397	402,785	$–	$2,901	$243	$10	$3,623

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Rogers Communications Inc.	4	Third Quarter 2013

Rogers Communications Inc.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

(In millions of Canadian dollars)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2013	2012	2013	2012

Cash provided by (used in):

Operating activities:
Net income for the period		$464	$466	$1,349	$1,171
Adjustments to reconcile net income to net cash flows provided by operating activities:
Depreciation and amortization		477	437	1,390	1,366
Gain on sale of TVtropolis	7	–	–	(47)	–
Program rights amortization		11	11	35	60
Finance costs	5	180	169	546	488
Income tax expense		172	177	481	498
Pension contributions, net of expense		(8)	(11)	(25)	(29)
Stock-based compensation expense	14	7	26	66	20
Other		3	9	(7)	(3)

		1,306	1,284	3,788	3,571
Change in non-cash operating working capital items		128	113	71	(140)

		1,434	1,397	3,859	3,431
Interest paid		(268)	(223)	(615)	(555)
Income taxes paid		(114)	(28)	(326)	(123)

Cash provided by operating activities		1,052	1,146	2,918	2,753

Investing activities:
Additions to property, plant and equipment (“PP&E”)		(548)	(528)	(1,537)	(1,435)
Change in non-cash working capital items related to PP&E		(20)	53	(155)	(49)
Acquisitions and other strategic transactions	7	(6)	–	(847)	–
Proceeds on sale of TVtropolis	7	–	–	59	–
Investments		–	(540)	–	(540)
Additions to program rights		(15)	(46)	(41)	(67)
Other		(7)	(19)	(32)	(33)

Cash used in investing activities		(596)	(1,080)	(2,553)	(2,124)

Rogers Communications Inc.	5	Third Quarter 2013

Rogers Communications Inc.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

(In millions of Canadian dollars)

		Three months ended September 30,		Nine months ended September 30,
	Note	2013	2012	2013	2012

Financing activities:
Issuance of long-term debt	11	–	–	1,030	2,090
Repayment of long-term debt	11	–	–	(356)	(1,240)
Payment on settlement of cross-currency interest rate exchange agreements and debt-related forward contracts	11	(263)	–	(1,029)	–
Proceeds on settlement of cross-currency interest rate exchange agreements and debt-related forward contracts	11	–	–	662	–
Transaction costs incurred	11	–	(5)	(17)	(14)
Repurchase of Class B Non-Voting shares	13	–	–	(22)	(350)
Proceeds on short-term borrowings	10	–	–	650	–
Dividends paid		(224)	(205)	(652)	(599)

Cash provided (used) by financing activities		(487)	(210)	266	(113)

Change in cash and cash equivalents		(31)	(144)	631	516

Cash and cash equivalents, beginning of period		875	603	213	(57)

Cash and cash equivalents, end of period		$844	$459	$844	$459

The change in non-cash operating working capital items is as follows:
Accounts receivable		$38	$(84)	$188	$116
Other current assets		54	131	(64)	(80)
Accounts payable and accrued liabilities		56	99	(29)	(150)
Unearned revenue		(20)	(33)	(24)	(26)

		$128	$113	$71	$(140)

Cash and cash equivalents (bank advances) are defined as cash and short-term deposits, which have an original maturity of less than 90 days, less bank advances.

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Rogers Communications Inc.	6	Third Quarter 2013

Rogers Communications Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

(Tabular amounts in millions of Canadian dollars, except per share amounts unless otherwise noted)

1.       Nature of the business:

Rogers Communications Inc. (“RCI”) is a diversified Canadian communications and media company, incorporated in Canada, with substantially all of its operations and sales in Canada. RCI and its subsidiary companies are collectively referred to herein as the “Company”. RCI’s registered office is located at 333 Bloor Street East, Toronto, Ontario, M4W 1G9.

As of September 30, 2013, the Company reported the results of four segments: Wireless, Cable, Business Solutions, and Media. Through Wireless, the Company is engaged in wireless voice and data communications services. Through its Cable and Business Solutions segments, the Company provides cable television services, high-speed Internet access, and telephony services to both consumers and businesses. Through its Media segment, the Company is engaged in radio and television broadcasting, digital media, televised shopping, publishing, and sports entertainment.

The Company is publicly traded on the Toronto Stock Exchange (TSX: RCI.a and RCI.b) and on the New York Stock Exchange (NYSE: RCI).

2.       Significant accounting policies:

(a) Statement of compliance:

These unaudited interim condensed consolidated financial statements of the Company for the three and nine months ended September 30, 2013, (“third quarter 2013 interim financial statements”) have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) and on a basis consistent with the accounting policies disclosed in the annual audited consolidated financial statements, including the notes thereto, for the year ended December 31, 2012, (the “2012 financial statements”) with the exception of those new accounting policies that were adopted on January 1, 2013 as more fully described in note 2(b). These third quarter 2013 interim financial statements were approved by the Audit Committee on October 23, 2013.

(b) Basis of presentation:

The notes presented in these third quarter 2013 interim financial statements include in general only significant changes and transactions occurring since the Company’s last year end, and are not fully inclusive of all disclosures required by International Financial Reporting Standards (“IFRS”) for annual financial statements. These third quarter 2013 interim financial statements should be read in conjunction with the 2012 financial statements.

The Company’s operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results and, thus, one quarter’s operating results are not necessarily indicative of a subsequent quarter’s operating results.

These third quarter 2013 interim financial statements follow the same accounting policies and methods of application as the 2012 financial statements, with the exception of the following new accounting standards and amendments which the Company adopted and were effective for the Company’s interim and annual consolidated financial statements commencing January 1, 2013.

-	IFRS 10, Consolidated Financial Statements
-	IFRS 11, Joint Arrangements
-	IFRS 12, Disclosure of Interest in Other Entities
-	IFRS 13, Fair Value Measurement
-	IAS 19, Employee Benefits (2011)
-	IAS 27, Separate Financial Statements
-	IAS 28, Investments in Associates and Joint Ventures

Rogers Communications Inc.	7	Third Quarter 2013

Notes to Unaudited Interim Condensed Consolidated Financial Statements

The accounting pronouncements adopted by the Company that had an impact on financial results or require further explanation are explained as follows:

IFRS 10, Consolidated Financial Statements (“IFRS 10”)

As a result of the adoption of IFRS 10, the Company has changed its accounting policy with respect to determining whether it has control over and consequently whether it consolidates its investees. IFRS 10 introduces a new control model that is applicable to all investees. Among other things, it requires the consolidation of an investee if the Company controls the investee on the basis of de facto circumstances.

In accordance with the transitional provisions of IFRS 10, the Company re-assessed the control conclusion for its investees at January 1, 2013. The Company made no changes in the current or comparative period as a result of this process.

IFRS 11, Joint Arrangements (“IFRS 11”)

As a result of the adoption of IFRS 11, the Company has changed its accounting policy with respect to its interests in joint arrangements.

Under IFRS 11, the Company classifies its interests in joint arrangements as either joint operations or joint ventures depending on the Company’s rights to the assets and obligations for the liabilities of the arrangements. When making this assessment, the Company considers the structure of the arrangements, the legal form of any separate vehicles, the contractual terms of the arrangements and other facts and circumstances. The Company has re-evaluated its involvement in its joint arrangements and has accounted for these either using the proportionate consolidation method, or the equity method depending on whether the investment is defined as a joint operation or a joint venture, respectively. The adoption of IFRS 11 was not material to the current or comparative periods.

IFRS 13, Fair Value Measurement (“IFRS 13”)

On January 1, 2013, the Company adopted IFRS 13, which provides a single source of guidance on how fair value is measured, replacing the fair value measurement guidance contained in individual IFRSs. IFRS 13 defines fair value and establishes a framework for measuring fair value. It does not introduce new fair value measurements, nor does it eliminate the practicability exceptions to fair value measurements that currently exist in certain standards. Disclosures required under IFRS 13 for condensed consolidated interim financial statements have been included in Note 12.

IAS 19, Employee Benefits (2011) (“IAS 19 (2011)”)

On January 1, 2013, the Company adopted IAS 19 (2011), which changes the basis for determining the income or expense related to defined benefit plans. This amendment eliminates the concept of return on plan assets and interest cost (income) and replaces it with a net interest cost that is calculated by applying the discount rate to the net liability (asset). The net interest cost takes into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. The adoption of the amended standard did not have a material impact on net assets as at January 1, 2012 and December 31, 2012 and the comparative period for the three or nine months ended September 30, 2013.

Rogers Communications Inc.	8	Third Quarter 2013

Notes to Unaudited Interim Condensed Consolidated Financial Statements

3.       Segmented information:

The Company’s chief operating decision makers are the Chief Executive Officer and Chief Financial Officer. They review the operations and performance of the Company by segments, which include Wireless, Cable, Business Solutions and Media. Segment results that are reported to the Company’s chief operating decision makers include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

The accounting policies of the segments are the same as those described in Note 2 to the 2012 financial statements, as amended by the newly adopted accounting principles addressed in Note 2(b). The chief operating decision makers review adjusted operating profit as a key measure of performance for each segment and for purposes of making decisions on resource allocations. Adjusted operating profit is income before restructuring, acquisition and other expenses, stock-based compensation expense, depreciation and amortization, finance costs, other income (expense), and income taxes. This measure of segment operating results differs from operating income in the consolidated statements of income. All of the Company’s reportable segments are substantially in Canada.

Information that is regularly reported to the chief operating decision makers by reportable segment is as follows:

Three months ended September 30, 2013	Wireless	Cable	Business Solutions	Media	Corporate items and eliminations	Consolidated Totals

Operating revenue	$1,846	$873	$93	$440	$(28)	$3,224

Operating costs(1)	971	448	64	385	15	1,883

Adjusted operating profit	875	425	29	55	(43)	1,341

Restructuring, acquisition and other expenses						38
Stock-based compensation expense(1)						7
Depreciation and amortization						477

Operating income						819

Finance costs						(180)
Other expense						(3)

Income before income taxes						$636

(1)	Included with operating costs in the unaudited interim condensed consolidated statements of income.

Rogers Communications Inc.	9	Third Quarter 2013

Notes to Unaudited Interim Condensed Consolidated Financial Statements

Three months ended September 30, 2012	Wireless	Cable	Business Solutions	Media	Corporate items and eliminations	Consolidated Totals

Operating revenue	$ 1,889	$ 838	$ 86	$ 392	$ (29)	$ 3,176

Operating costs(1)	1,046	435	64	342	1	1.888

Adjusted operating profit	843	403	22	50	(30)	1,288

Restructuring, acquisition and other expenses						7
Stock-based compensation expense(1)						26
Depreciation and amortization						437

Operating income						818

Finance costs						(169)
Other expense						(6)

Income before income taxes						$ 643

(1)	Included with operating costs in the unaudited interim condensed consolidated statements of income.

Nine months ended September 30, 2013	Wireless	Cable	Business Solutions	Media	Corporate items and eliminations	Consolidated Totals

Operating revenue	$ 5,419	$ 2,604	$ 276	$ 1,251	$ (87)	$ 9,463

Operating costs(1)	2,958	1,319	199	1,139	22	5,637

Adjusted operating profit	2,461	1,285	77	112	(109)	3,826

Restructuring, acquisition and other expenses						61
Stock-based compensation expense(1)						66
Depreciation and amortization						1,390

Operating income						2,309

Finance costs						(546)
Other income						67

Income before income taxes						$ 1,830

(1)	Included with operating costs in the unaudited interim condensed consolidated statements of income.

Rogers Communications Inc.	10	Third Quarter 2013

Notes to Unaudited Interim Condensed Consolidated Financial Statements

Nine months ended September 30, 2012	Wireless	Cable	Business Solutions	Media	Corporate items and eliminations	Consolidated Totals

Operating revenue	$ 5,360	$ 2,506	$ 263	$ 1,186	$ (90)	$ 9,225

Operating costs(1)	2,984	1,322	201	1,071	(11)	5,567

Adjusted operating profit	2,376	1,184	62	115	(79)	3,658

Restructuring, acquisition and other expenses						82
Stock-based compensation expense(1)						20
Depreciation and amortization						1,366

Operating income						2,190

Finance costs						(488)
Other income						9

Income before income taxes						$ 1,711

(1)	Included with operating costs in the unaudited interim condensed consolidated statements of income.

The Company applies the same basis of accounting for transactions between reportable segments as transactions with external parties.

4.       Operating costs:

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012

Cost of equipment sales and direct channel subsidies	$323	$384	$1,052	$1,041
Merchandise for resale	46	39	135	122
Other external purchases	1,003	1,015	3,009	3,079
Employee salaries and benefits and stock-based compensation	518	476	1,507	1,345

	$1,890	$1,914	$5,703	$5,587
5. Finance costs:
	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012

Interest on long-term debt	$179	$176	$542	$514
Interest on pension liability	3	–	11	–
Foreign exchange loss (gain)	(1)	(14)	18	(13)
Change in fair value of derivative instruments	4	10	(15)	5
Capitalized interest	(6)	(5)	(18)	(24)
Other	1	2	8	6

	$180	$169	$546	$488

Rogers Communications Inc.	11	Third Quarter 2013

Notes to Unaudited Interim Condensed Consolidated Financial Statements

6.       Discontinued operations:

The Company discontinued its Video segment during the three months ended June 30, 2012. Accordingly, the Video segment results of operations have been reported as discontinued operations. As of June 30, 2012, Rogers’ stores no longer offer video and game rentals or sales at any of its retail locations. Certain of these stores continue to serve customers’ wireless and cable needs. For the three and nine months ended September 30, 2013 and three months ended September 30, 2012, the results of discontinued operations are nil. For the nine months ended September 30, 2012, the results of discontinued operations are as follows:

Nine months ended September 30, 2012

Operating revenue	$18
Operating costs	30
(12)
Restructuring, acquisition and other expenses	30

Loss before income taxes	(42)
Income tax recovery	(10)

Loss from discontinued operations for the period	$(32)

Cash flows from operating activities for the discontinued Video segment were nil for the three and nine months ended September 30, 2013 (2012 - nil and $2 million). The Video segment did not have any cash flows from investing or financing activities for the three and nine months ended September 30, 2013 or September 30, 2012.

7.       Business combinations:

(i) Mountain Cablevision Limited (“Mountain Cable”)

In January 2013, the Company entered into an agreement with Shaw Communications Inc. (“Shaw”) to secure an option to purchase Shaw’s Advanced Wireless Services (“AWS”) spectrum holdings in 2014, and to acquire Shaw’s cable system in Hamilton, Ontario – Mountain Cable. As part of the agreement, Shaw also acquired the Company’s one-third equity interest in TVtropolis.

On May 1, 2013, the Company closed the agreement with Shaw, to purchase 100% of the common shares of Mountain Cable for cash consideration of $398 million. Mountain Cable delivers a full bundle of advanced cable television, Internet and telephony services over its recently upgraded hybrid fibre and coaxial cable network. The acquisition expands Rogers’ cable business in the Southern Ontario area and will allow the Company to drive synergies through increased service area and cost efficiencies.

The acquisition was accounted for using the acquisition method in accordance with IFRS 3, Business Combinations (“IFRS 3”) with the results of operations consolidated with those of the Company effective May 1, 2013 and has contributed incremental revenue of $28 million and an operating income of $1 million (including depreciation and amortization of $15 million and acquisition transaction costs of $2 million which were charged to restructuring, acquisition and other expenses) for the nine months ended September 30, 2013.

The final fair values of the assets acquired and liabilities assumed in the acquisition are summarized as follows:

Fair value of consideration transferred	$398

Current assets	$3
PP&E	53
Intangible assets - Customer relationships	135
Current liabilities	(5)
Deferred tax liabilities	(44)
Fair value of net identifiable assets acquired and liabilities assumed	142
Goodwill	$256

Goodwill represents the expected operational synergies with the acquiree and/or intangible assets that do not qualify for separate recognition. The goodwill was allocated to the Cable reporting segment and is not tax deductible. The customer relationships are being amortized over 5 years.

Rogers Communications Inc.	12	Third Quarter 2013

Notes to Unaudited Interim Condensed Consolidated Financial Statements

As part of this agreement with Shaw, the Company closed the transaction to sell the Company’s one-third interest in TVtropolis for proceeds of $59 million after obtaining regulatory approval from the CRTC and recorded a gain of $47 million in the nine months ended September 30, 2013, which was recorded in other income.

During the nine months ended September 30, 2013, the Company paid a deposit of $250 million for the option to purchase Shaw’s AWS spectrum holdings pending regulatory approval. The deposit is included in other long-term assets in the consolidated statement of financial position. Under the agreement, $200 million of this balance is refundable if the transaction does not close. The exercise of the spectrum license option is not expected to occur until late 2014.

(ii) BLACKIRON Data ULC (“Blackiron”)

On April 17, 2013, the Company closed an agreement with Primus Telecommunications Canada Inc. to acquire 100% of the common shares of Blackiron for cash consideration of $198 million, after certain working capital adjustments. Blackiron provides Business Solutions the ability to enhance its suite of enterprise-level data centre and cloud computing services along with fibre-based network connectivity services.

The acquisition was accounted for using the acquisition method in accordance with IFRS 3 with the results of operations consolidated with those of the Company effective April 17, 2013 and has contributed incremental revenue of $17 million and an operating loss of $2 million (including depreciation and amortization of $4 million and restructuring, acquisition and other expenses of $1 million) for the nine months ended September 30, 2013.

The final fair values of the assets acquired and liabilities assumed in the acquisition are summarized as follows:

Fair value of consideration transferred	$198

Current assets	$4
PP&E	35
Intangible assets - Customer relationships	45
Current liabilities	(8)
Deferred tax liabilities	(7)
Fair value of net identifiable assets acquired and liabilities assumed	69
Goodwill	$129

Goodwill represents the expected operational synergies with the acquiree and/or intangible assets that do not qualify for separate recognition. The goodwill has been allocated to the Business Solutions reporting segment and is not tax deductible. The customer relationships are being amortized over 10 years.

(iii) Score Media Inc. (“theScore”)

On April 30, 2013, the Company received final regulatory approval to acquire theScore. The Company previously paid $167 million on October 19, 2012 to obtain 100% of the common shares of theScore, which were held in Trust until regulatory approval was obtained. The acquisition builds on Rogers’ sports broadcasting capabilities and reinforces its delivery of premium sports content to its audiences on their platform of choice.

The acquisition was accounted for using the acquisition method in accordance with IFRS 3 with the results of operations consolidated with those of the Company effective April 30, 2013 and has contributed incremental revenue of $16 million and an operating loss of $17 million (including depreciation and amortization of $2 million and restructuring, acquisition and other expenses of $19 million) for the nine months ended September 30, 2013. Restructuring, acquisition and other expenses include $17 million related to the CRTC tangible benefits commitments that were required as a condition of the agreement.

Rogers Communications Inc.	13	Third Quarter 2013

Notes to Unaudited Interim Condensed Consolidated Financial Statements

The final fair values of the assets acquired and liabilities assumed in the acquisition are summarized as follows:

Fair value of consideration transferred	$167

Cash	$5
Current assets	12
PP&E	11
Intangible assets - Broadcast license	104
Current liabilities	(6)
Deferred tax liabilities	(7)
Fair value of net identifiable assets acquired and liabilities assumed	119
Goodwill	$48

Goodwill represents the expected operational synergies with the acquiree and/or intangible assets that do not qualify for separate recognition. The goodwill has been allocated to the Media segment and is not tax deductible. The broadcast license is considered an indefinite life intangible asset.

(iv) Pivot Data Centres Inc. (“Pivot”):

The Company acquired 100% of the common shares of Pivot on October 1, 2013, subsequent to the end of the third quarter for cash consideration of $155 million. Pivot further enhances Rogers’ data centre and hosting service capabilities. The Company has not yet completed its assessment of the acquisition date fair value of the assets acquired and liabilities assumed as the Company is in the process of completing the valuation of tangible and intangible assets acquired.

(v) Other:

During the three months ended September 30, 2013, the Company made an acquisition for cash consideration of $6 million.

(vi) Pro forma disclosures:

Since the acquisition dates, the Company has recorded revenue relating to the above acquisitions of $61 million, and an operating loss relating to these acquisitions of $18 million (including depreciation and amortization of $21 million and restructuring, acquisition and other expenses of $22 million). If the acquisitions had occurred on January 1, 2013, the Company estimates its revenue from these acquisitions would have been $107 million and operating income would have been $13 million for the nine months ended September 30, 2013.

8.       Restructuring, acquisition and other expenses:

During the three and nine months ended September 30, 2013, the Company incurred $38 million and $61 million of charges related to severances resulting from the targeted restructuring of its employee base, and acquisition transaction and other costs, respectively.

The additions to the liabilities related to the restructuring, acquisition and other activities and payments made against such liabilities during 2013 are as follows:

	As at December 31,			As at September 30,
	2012	Additions	Payments	2013

Severances resulting from the targeted restructuring of the Company’s employee base	$50	$31	$(43)	$38
Acquisition and other costs	3	30	(10)	23

	$53	$61	$(53)	$61

The remaining liability of $61 million as at September 30, 2013, which is included in accounts payable and accrued liabilities and other long-term liabilities, is expected to be paid during fiscal 2013 and 2014.

Rogers Communications Inc.	14	Third Quarter 2013

Notes to Unaudited Interim Condensed Consolidated Financial Statements

9.       Earnings per share:

The following table sets forth the calculation of basic and diluted earnings per share for the three and nine months ended September 30, 2013 and 2012:

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012

Numerator:
Net income for the period from continuing operations	$464	$466	$1,349	$1,203
Loss from discontinued operations	–	–	–	(32)

Net income for the period	$464	$466	$1,349	$1,171

Denominator (in millions):
Weighted average number of shares outstanding - basic	515	515	515	520

Effect of dilutive securities:
Employee stock options	2	3	3	3

Weighted average number of shares outstanding - diluted	517	518	518	523

Earnings per share - basic:
Earnings per share from continuing operations	$0.90	$0.90	$2.62	$2.31
Loss per share from discontinued operations	–	–	–	(0.06)

Earnings per share - basic	0.90	$0.90	$2.62	$2.25

Earnings per share - diluted:
Earnings per share from continuing operations	$0.90	$0.90	$2.60	$2.30
Loss per share from discontinued operations	–	–	–	(0.06)

Earnings per share - diluted	$0.90	$0.90	$2.60	$2.24

For the three and nine months ended September 30, 2013, there were 58,870 and 25,435 anti-dilutive options, respectively, that were out of the money and therefore excluded from the calculation (2012 – 17,240 and 1,370,974).

Rogers Communications Inc.	15	Third Quarter 2013

Notes to Unaudited Interim Condensed Consolidated Financial Statements

10.       Accounts receivable securitization:

Effective December 31, 2012, the Company entered into an accounts receivable securitization program (“securitization program”) with a Canadian financial institution which enables the Company to sell certain trade receivables into the program. The proceeds of the sales, are committed up to a maximum of $900 million, of which the Company has received $650 million as at September 30, 2013 (2012 – nil). The Company will continue to service the accounts receivable and retain substantially all of the risks and rewards associated with the receivables and, therefore, has continued to recognize the receivables sold in current assets on the unaudited interim condensed consolidated statement of financial position.

The terms of the Company’s securitization program are committed until its expiry on December 31, 2015. The buyer’s interest in these trade receivables ranks ahead of the Company’s interest. The buyer of the Company’s trade receivables has no further claim on any of the Company’s other assets. As at September 30, 2013, $1,025 million of trade accounts receivables were sold to the buyer as security for the short-term borrowings.

The initial funding of $400 million under the securitization program was received on January 14, 2013 and an additional $250 million of funding was received on May 31, 2013. These fundings are presented as short-term borrowings on the unaudited interim condensed consolidated statement of financial position.

11.       Long-term debt:

	Note	Due date	Principal amount	Interest rate	September 30, 2013	December 31, 2012

Bank credit facility	11(d)			Floating	$–	$–
Senior Notes(1)	11(b)	2013	$ U.S. 350	6.25%	–	348
Senior Notes(2)		2014	U.S. 750	6.375%	773	746
Senior Notes(1)		2014	U.S. 350	5.50%	361	348
Senior Notes(2)		2015	U.S. 550	7.50%	567	547
Senior Notes(1)		2015	U.S. 280	6.75%	288	279
Senior Notes		2016	1,000	5.80%	1,000	1,000
Senior Notes		2017	500	3.00%	500	500
Senior Notes		2018	U.S. 1,400	6.80%	1,442	1,393
Senior Notes		2019	500	5.38%	500	500
Senior Notes		2020	900	4.70%	900	900
Senior Notes		2021	1,450	5.34%	1,450	1,450
Senior Notes		2022	600	4.00%	600	600
Senior Notes	11(a)	2023	U.S. 500	3.00%	515	–
Senior Debentures(1)		2032	U.S. 200	8.75%	206	199
Senior Notes		2038	U.S. 350	7.50%	361	348
Senior Notes		2039	500	6.68%	500	500
Senior Notes		2040	800	6.11%	800	800
Senior Notes		2041	400	6.56%	400	400
Senior Notes	11(a)	2043	U.S. 500	4.50%	515	–
					11,678	10,858
Fair value decrement arising from purchase accounting					(1)	(1)
Deferred transaction costs and discounts					(75)	(68)
Less current portion					(1,133)	(348)

					$10,469	$10,441

(1)	Denotes Senior Notes and debentures originally issued by Rogers Cable Inc. which are now unsecured obligations of RCI and for which Rogers Communications Partnership (“RCP”) is an unsecured guarantor.
(2)	Denotes Senior Notes originally issued by Rogers Wireless Inc. which are now unsecured obligations of RCI and for which RCP is an unsecured co-obligor.

Rogers Communications Inc.	16	Third Quarter 2013

Notes to Unaudited Interim Condensed Consolidated Financial Statements

(a) Issuance of Senior Notes:

The table below provides a summary of the Senior Notes that the Company issued in 2013, including those issued subsequent to September 30, 2013.

Date Issued	Principal amount (millions)	Due date	Interest rate	Discount at issuance	Effective yield(1)	Aggregate gross proceeds(2) (millions)	Transaction costs and discounts(3) (millions)

March 7, 2013	U.S. $500	2023	3.00%	99.845%	3.018%
March 7, 2013	U.S. $500	2043	4.50%	99.055%	4.558%
Subtotal	U.S. $1,000					Cdn. $1,030	Cdn. $15

October 2, 2013(4)	U.S. $850	2023	4.10%	99.813%	4.123%
October 2, 2013(4)	U.S. $650	2043	5.45%	99.401%	5.491%
Subtotal	U.S. $1,500					Cdn. $1,548	Cdn. $20

(1)	Per annum if held to maturity.
(2)	Aggregate gross proceeds before transaction costs and discounts.
(3)	Transaction costs and discounts are included as deferred transaction costs in the carrying value of the long term debt, and are being amortized using the effective interest method.
(4)	Issued subsequent to third quarter 2013 interim financial statements.

Each of the above Senior Notes are unsecured and guaranteed by RCP, ranking equally with all of RCI’s other Senior Notes, Senior Debentures and bank credit and letter of credit facilities.

(b)   Repayment of Senior Notes:

In June 2013, the Company repaid the entire outstanding principal amount of its $356 million (U.S. $350 million) 6.25% Senior Notes. Concurrent with this repayment, the associated cross-currency interest rate exchange agreements (“Debt Derivatives”) were also settled at maturity, resulting in an aggregate net payment related to the settlement of these Debt Derivatives of approximately $104 million. The settlements of these Debt Derivatives did not impact net income for the nine months ended September 30, 2013.

(c)   Derivative instruments:

The Company uses Debt Derivatives to hedge the foreign exchange risk associated with the principal and interest obligations of the Company’s U.S. dollar denominated long-term debt.

Effective on March 6, 2013, the Company terminated certain Debt Derivatives aggregating U.S. $350 million notional principal amount that were economically hedging the principal and interest obligations on the U.S. $350 million Senior Notes due 2038 (the “2038 Notes”). These Debt Derivatives were not designated as effective hedges for accounting purposes and had an original term of 10 years to August 15, 2018. The Company simultaneously entered into new Debt Derivatives aggregating U.S. $350 million notional principal amount to hedge the foreign exchange risk associated with the principal and interest obligations on the 2038 Notes to their maturity at then current market rates. These new Debt Derivatives have the effect of converting the U.S. $350 million aggregate principal amount of the 2038 Notes from a fixed coupon rate of 7.5% into Cdn. $359 million principal at a weighted average fixed interest rate of 7.6%. These new Debt Derivatives have been designated as effective hedges for accounting purposes against the foreign exchange risk associated with the principal and interest obligations of the 2038 Notes.

Effective on March 7, 2013, in conjunction with the issuance of the Senior Notes issued for an aggregate principal amount of U.S. $1 billion, comprised of U.S. $500 million of 3.00% Senior Notes due 2023 (the “March 2023 Notes”) and U.S. $500 million 4.50% Senior Notes due 2043 (the “March 2043 Notes”), the Company entered into an aggregate U.S. $1.0 billion notional principal amount of Debt Derivatives. These Debt Derivatives have the effect of:

•

converting the U.S. $500 million aggregate principal amount of the March 2023 Notes from a fixed coupon rate of 3.0% into Cdn. $515 million principal at a weighted average fixed interest rate of 3.6%; and

•	converting the U.S. $500 million aggregate principal amount the March 2043 Notes from a fixed coupon rate of 4.5% into Cdn. $515 million principal at a weighted average fixed interest rate of 4.6%.

These Debt Derivatives have been designated as effective hedges for accounting purposes against the foreign exchange risk associated with the principal and interest obligations of the March 2023 Notes and March 2043 Notes.

Effective September 27, 2013, the Company terminated certain Debt Derivatives aggregating U.S. $1,075 million notional principal amount that were scheduled to mature in 2014 and 2015 and simultaneously entered into new Debt Derivatives

Rogers Communications Inc.	17	Third Quarter 2013

Notes to Unaudited Interim Condensed Consolidated Financial Statements

aggregating U.S. $1,075 million notional principal amount at the current market foreign exchange rates. In each case, only the fixed foreign exchange rate was changed. All other terms for the new Debt Derivatives are identical to the respective terminated Debt Derivatives they replaced. As a result of terminating the original Debt Derivatives the Company paid Cdn. $263 million, which represented the fair value, and hence, carrying value of the terminated Debt Derivatives on the date of termination, thereby reducing the carrying value of the derivative instruments liability associated with these Debt Derivatives to nil, with a nil impact on net income. Each of these new Debt Derivatives has been designated as an effective hedge for accounting purposes against the foreign exchange risk associated with the principal and interest obligations of the designated U.S. dollar-denominated debt for accounting purposes.

Prior to the termination of the Debt Derivatives on September 27, 2013, changes in the fair value of these Debt Derivatives had been recorded in other comprehensive income and were periodically reclassified to net income to offset foreign exchange gains or losses on related debt or to modify interest expense to its hedged amount. The remaining balance in the hedging reserve related to these terminated Debt Derivatives on the termination date was a $10 million loss. The portion of the balance in the hedging reserve related to future periodic exchanges of interest anticipated in the terminated Debt Derivatives of $1 million will be recorded in net income over the remaining life of the specific debt securities to which the settled hedging items related using the effective interest rate method. The portion of the remaining balance of the hedging reserve that relates to the future principal exchange of $8 million, net of income taxes of $1 million, will remain in the hedging reserve until such time as the related debt is settled.

In conjunction with the issuance of the Senior Notes issued on October 2, 2013 for an aggregate principal amount of U.S. $1.5 billion, comprised of U.S. $850 million of 4.10% Senior Notes due 2023 (the “October 2023 Notes”) and U.S. $650 million of 5.45% Senior Notes due 2043 (the “October 2043 Notes”), the Company entered into an aggregate U.S. $1.5 billion notional principal amount of Debt Derivatives on September 25, 2013. These Debt Derivatives have the effect of:

•

converting the U.S. $850 million aggregate principal amount of the October 2023 Notes with a fixed coupon rate of 4.10% into Cdn. $877 million principal with a weighted average fixed interest rate of 4.59%; and

•

converting the U.S. $650 million aggregate principal amount the October 2043 Notes with a fixed coupon rate of 5.45% into Cdn. $671 million principal with a weighted average fixed interest rate of 5.61%.

These Debt Derivatives have been designated as effective hedges against the foreign exchange risk associated with the principal and interest obligations of the October 2023 Notes and the October 2043 Notes.

As a result of these transactions, as at September 30, 2013 the Company has U.S. $4.9 billion (2012 – U.S. $4.2 billion) of U.S. Dollar denominated long-term debt, 100% of which the associated foreign exchange risk on the principal and interest obligations is hedged on an accounting basis.

The Company’s effective weighted average rate on all long-term debt in Canadian dollars, as at September 30, 2013, including the effect of all of the associated Debt Derivatives, was 5.61% (2012 – 6.06%).

(d)   Bank credit facility:

At September 30, 2013, the Company had $2.5 billion of bank credit and letter of credit facilities. Each of these facilities is unsecured and guaranteed by RCP and ranks equally with all of our Senior Notes and Senior Debentures. As at September 30, 2013, the Company had no advances outstanding under its $2.0 billion bank credit facility and there was an aggregate $0.1 billion of letters of credit outstanding under its $0.5 billion letter of credit facilities.

12.       Financial instruments:

The carrying value of cash and cash equivalents, accounts receivable, short-term borrowings, and accounts payable and accrued liabilities approximate their fair values because of the short-term nature of these financial instruments.

The fair values of the Company’s publicly traded investments are determined by quoted market values for each of the investments. The fair values of the Company’s private investments are determined by management using well established market, asset based or projected income valuation techniques that are applied appropriately to each investment depending on its future operating and profitability prospects.

The fair values of each of the Company’s public debt instruments are based on the period-end trading values. The Company uses foreign currency forward contracts to manage risks from fluctuations in exchange rates on certain forecasted expenditures (“Expenditure Derivatives” and, together with Debt Derivatives, “Derivatives”). The fair values of the Company’s Derivatives are determined using an estimated credit-adjusted mark-to-market valuation. In the case of Derivatives in an asset position, the credit spread for the financial institution counterparty is added to the risk-free discount rate to determine the estimated credit-adjusted value for each derivative. In the case of Derivatives in a liability position, the Company’s credit spread is added to the risk-free discount rate for each derivative. The Company provides disclosure of the three-level hierarchy that reflects the significance of the inputs used in making the fair value

Rogers Communications Inc.	18	Third Quarter 2013

Notes to Unaudited Interim Condensed Consolidated Financial Statements

measurements. The fair value of financial assets and financial liabilities included in the following three values are measured as follows:

•	Level 1 valuations are determined by reference to quoted prices in active markets for identical assets and liabilities.
•	Level 2 valuations are determined using inputs based on observable market data, either directly or indirectly, other than the quoted prices.
•	Level 3 valuations are based on inputs that are not based on observable market data.

There were no material financial instruments categorized in Level 3 (valuation technique using non-observable market inputs) as at September 30, 2013 and December 31, 2012.

Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instruments. The estimates are subjective in nature and involve uncertainties and matters of judgment.

During the three months ended September 30, 2013, the Company entered into an additional U.S. $760 million of Expenditure Derivatives, and as at September 30, 2013, the Company had an aggregate U.S. $1,035 million (Cdn. $1,058 million) of Expenditure Derivatives which have been designated as hedges for accounting purposes. These Expenditure Derivatives have terms to maturity ranging from October 2013 to December 2014. As a result, changes in fair value of the Expenditure Derivatives are recorded in other comprehensive income until such time that the hedged transaction impacts net income. U.S. $135 million of Expenditure Derivatives were settled in the three months ended September 30, 2013 for Cdn. $134 million.

Financial instruments carried at fair value by valuation method are as follows:

			Fair value measurements at reporting date
	Carrying value		Level 1(1)		Level 2(2)
	Sep. 30, 2013	Dec. 31, 2012	Sep. 30, 2013	Dec. 31, 2012	Sep. 30, 2013	Dec. 31, 2012

Financial assets

Available-for-sale, measured at fair value:
Investments in publicly traded companies	$797	$624	$797	$624	$–	$–
Held-for-trading:
Debt Derivatives accounted for as cash flow hedges	87	34	–	–	87	34
Debt Derivatives not accounted for as hedges	–	3	–	–	–	3
Expenditure Derivatives accounted for as cash flow hedges	17	13	–	–	17	13

	$901	$674	$797	$624	$104	$50

Financial liabilities

Held-for-trading:
Debt Derivatives accounted for as cash flow hedges	$181	$561	$–	$–	$181	$561
Expenditure Derivatives accounted for as cash flow hedges	1	–	–	–	1	–
Equity Derivatives not accounted for as cash flow hedges	35	–	–	–	35	–

	$217	$561	$–	$–	$217	$561

(1)	Level 1 classification comprises financial assets and financial liabilities that are carried at fair value determined by quoted market prices.
(2)	Level 2 classification comprises financial assets and financial liabilities that are carried at fair value determined by valuation techniques using observable market inputs.

Rogers Communications Inc.	19	Third Quarter 2013

Notes to Unaudited Interim Condensed Consolidated Financial Statements

The Company’s long-term debt is initially measured at fair value and then subsequently measured at amortized cost using the effective interest method, as follows:

	Sep. 30, 2013		Dec. 31, 2012
	Carrying amount	Fair value	Carrying amount	Fair value

Long-term debt	$11,602	$12,712	$10,789	$12,603

The Company did not have any non-derivative held-to-maturity financial instruments as at September 30, 2013 or December 31, 2012.

13.       Shareholders’ equity:

(a)   Dividends:

In February 2013, the Company’s Board of Directors approved an increase in the annualized dividend rate from $1.58 to $1.74 per Class A Voting share and Class B Non-Voting share to be paid in quarterly amounts of $0.435 per share. Such quarterly dividends are only payable as and when declared by the Board of Directors and there is no entitlement to any dividend prior thereto.

During 2013, the Company declared and paid the following dividends on each of its outstanding Class A Voting and Class B Non-Voting shares:

Date declared	Date paid	Dividend per share

February 14, 2013	April 2, 2013	$0.435
April 23, 2013	July 3, 2013	0.435
August 15, 2013	October 2, 2013	0.435

(b)   Normal course issuer bid (“NCIB”):

In February 2013, the Company renewed its NCIB. During the 12-month period commencing February 25, 2013 and ending February 24, 2014, the Company may purchase on the TSX, the NYSE and/or alternative trading systems up to the lesser of 35.8 million Class B Non-Voting shares, representing approximately 10% of the then issued and outstanding Class B Non-Voting shares, and that number of Class B Non-Voting shares that can be purchased under the NCIB for an aggregate purchase price of $500 million. The actual number of Class B Non-Voting shares purchased, if any, and the timing of such purchases will be determined by the Company by considering market conditions, share prices, its cash position, and other factors.

In the nine months ended September 30, 2013, the Company repurchased for cancellation an aggregate 546,674 Class B Non-Voting shares (2012 – 9,637,230) for an aggregate purchase price of $22 million (2012 - $350 million), resulting in a reduction to Class B Non-voting share capital, share premium and retained earnings of $1 million, nil and $21 million (2012 - $10 million, $243 million and $97 million), respectively. All of these purchases were made in June 2013 and were effected through the facilities of the TSX.

14.       Stock-based compensation:

A summary of stock-based compensation expense, which is included in operating costs, is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Stock options	$14	$15	$9	$(3)
Restricted share units (“RSUs”)	9	9	24	20
Deferred share units (“DSUs”)	3	2	2	3
Equity Derivative effect, net of interest receipt	(19)	–	31	–

	$7	$26	$66	$20

Rogers Communications Inc.	20	Third Quarter 2013

Notes to Unaudited Interim Condensed Consolidated Financial Statements

During the three and nine months ended September 30, 2013, $8 million and $82 million (2012 - $11 million and $68 million), was paid to holders upon exercise of restricted share units, deferred share units and stock options using the cash settlement feature, respectively.

(a)   Stock options:

A summary of the stock option plans, which includes performance options, is as follows:

	Nine months ended September 30, 2013
	Number of options	Weighted average exercise price
Outstanding, December 31, 2012	8,734,028	$32.34
Granted	667,930	48.33
Exercised	(2,399,322)	27.81
Forfeited	(182,464)	38.03

Outstanding, September 30, 2013	6,820,172	$35.34

Exercisable, September 30, 2013	4,419,100	$32.90

During the three and nine months ended September 30, 2013, the Company granted nil and 667,930 performance stock options, respectively, to certain key executives.

(b)   Restricted share units:

A summary of the RSU plans is as follows:

Nine months ended September 30, 2013
Number of units

Outstanding, beginning of year	2,255,158
Granted	945,142
Exercised	(672,880)
Forfeited	(121,192)

Outstanding, end of period	2,406,228

During the three and nine months ended September 30, 2013, the Company issued nil and 182,850 performance restricted share units, respectively, to certain key executives.

(c) Hedging of stock-based compensation:

In February and March 2013, the Company entered into derivative instruments to offset the price appreciation risk associated with stock-based compensation for an aggregate 5.7 million RCI Class B Non-Voting shares that were granted under the Company’s stock based compensation programs for stock options, RSUs and DSUs (“Equity Derivatives”). The Equity Derivatives were entered into at a weighted average price of $50.37 with original terms to maturity of one year to February and March 2014, extendible for further one year periods upon consent of the hedge counterparties. The Equity Derivatives have not been designated as hedges for accounting purposes. Changes in the fair value of the Equity Derivatives are recorded as stock-based compensation expense and will offset a portion of the impact of changes in the market price of RCI Class B Non-Voting shares contained in the accrued value of the stock-based compensation liability for stock options, RSUs and DSUs. As of September 30, 2013, the fair value of the Equity Derivatives was a liability of $35 million, which is included in the current portion of derivative instruments liabilities.

Rogers Communications Inc.	21	Third Quarter 2013

Notes to Unaudited Interim Condensed Consolidated Financial Statements

15.       Related party transactions:

The Company has entered into certain transactions with companies, the partners or senior officers of which are Directors of the Company. During the three and nine months ended September 30, 2013, total amounts paid by the Company to these related parties, directly or indirectly, were $12 million and $33 million (2012 - $10 million and $30 million), respectively. These payments were for legal services, printing and commissions paid on premiums for insurance coverage.

The Company entered into certain transactions with the ultimate controlling shareholder of the Company and companies controlled by the ultimate controlling shareholder of the Company. These transactions are subject to formal agreements approved by the Audit Committee. Total amounts received from (paid to) these related parties, during the three and nine months ended September 30, 2013 and 2012 were less than $1 million, respectively.

These transactions are recorded at the amount agreed to by the related parties, and are reviewed by the Audit Committee.

16.       Contingencies:

In August 2004, a proceeding under the Class Actions Act (Saskatchewan) was commenced against providers of wireless communications in Canada relating to the system access fee charged by wireless carriers to some of their customers. The plaintiffs are seeking unspecified damages and punitive damages, effectively the reimbursement of all system access fees collected. In September 2007, the Saskatchewan Court granted the plaintiffs’ application to have the proceeding certified as a national, “opt-in” class action. As a national, “opt-in” class action, affected customers outside Saskatchewan must take specific steps to participate in the proceeding. In February 2008, the Company’s motion to stay the proceeding based on the arbitration clause in the Company’s wireless service agreements was granted and the Saskatchewan Court directed that its order, in respect of the certification of the action, would exclude from the class of plaintiffs those customers who are bound by an arbitration clause.

In August 2009, counsel for the plaintiffs commenced a second proceeding under the Class Actions Act (Saskatchewan) asserting the same claims as the original proceeding. This second proceeding was ordered conditionally stayed in December 2009 on the basis that it was an abuse of process. The Company’s appeal of the 2007 certification decision was dismissed by the Saskatchewan Court of Appeal and leave to appeal to the Supreme Court of Canada was denied in June 2012. In December 2012, the plaintiffs applied for an order seeking to extend the time within which they can appeal the “opt-in” decision of the Saskatchewan Court.

In March 2013, the Saskatchewan Court of Appeal denied the plaintiffs’ application to extend the time within which they can appeal the “opt-in” decision of the Saskatchewan Court. In April 2013, the plaintiffs applied for an order to be allowed to proceed with the second system access fee class action, which had been ordered conditionally stayed in December 2009 as an abuse of process. In August 2013, the court denied this application and the second action remains conditionally stayed. No liability has been recorded for this contingency.

In December 2011, a proceeding under the Class Proceedings Act (British Columbia) was commenced against providers of wireless communications in Canada relating to the system access fee charged by wireless carriers to some of their customers. The proceeding involves, among other things, allegations of misrepresentations contrary to the Business Practices and Consumer Protection Act (British Columbia). The plaintiffs are seeking unquantified damages and restitution. No liability has been recorded for this contingency.

In July 2013, a proceeding was commenced pursuant to the Class Proceedings Act (British Columbia) against providers of wireless communications in Canada and manufacturers of wireless devices. The claim relates to the alleged adverse health effects incurred by long-term users of cellular devices. The Plaintiffs are seeking unspecified damages and punitive damages, effectively equal to the reimbursement of revenues the defendants received that can reasonably be attributed to the sale of cellular phones in Canada. No liability has been recorded for this contingency.

The outcome of all the proceedings and claims against the Company, including the matters described above, is subject to future resolution that includes the uncertainties of litigation. Based on information currently known to the Company, management believes that it is not probable that the ultimate resolution of any such proceedings and claims, individually or in the aggregate, will have a material adverse effect on the consolidated financial position or results of operations. If it becomes probable that the Company is liable, a provision will be recorded in the period in which the change in probability occurs, and such a provision could be material to the consolidated financial position and results of operations.

Rogers Communications Inc.	22	Third Quarter 2013